UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of April 19, 2004

METAL STORM LIMITED

(Translation of registrant’s name into English)

Level 34 Central Plaza One

345 Queen St

Brisbane, QLD 4000, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

INDEX TO EXHIBITS

ITEM

1.	Annual Report 2003 filed with ASX on 19 April 2004.

2.	Metal Storm Proxy Form filed with ASX on 19 April 2004.

3.	Metal Storm Notice of Annual General Meeting filed with ASX on 19 April 2004.

ANNUAL REPORT 2003

METAL STORM LIMITED

Metal Storm Limited is an international electronic ballistics technology company with offices in Australia and the US. The company owns the proprietary rights to revolutionary 100% electronic ballistics technology which is being developed through internal and external development programs in collaboration with US and Australian defence agencies, some of the world’s leading scientific research organisations and major commercial partners. Metal Storm listed on the Australian Stock Exchange in mid-1999, and on the Nasdaq Small Cap Market in 2001.

THE TECHNOLOGY

Metal Storm’s technology is the world’s only known electronic ballistics system, representing a quantum leap over traditional mechanical operations which have largely remained unchanged since the mid-nineteenth century.

The technology is a 100% electronic system which removes the mechanical steps required to fire conventional weapons. Effectively, the only moving parts in Metal Storm’s technology are the projectiles contained within the barrels.

The underlying principle of the technology involves multiple projectiles stacked in a barrel, each separated by a propellant load with the leading propellant used to discharge the projectile or bullet.

The technology allows each bullet to be fired sequentially from the barrel. Metal Storm’s fully-loaded barrel tubes are essentially serviceable weapons, without the traditional ammunition feed or ejection system, breech opening or any other moving parts. Metal Storm barrels can be effectively grouped in multiple configurations to meet a diversity of military and commercial applications.

Metal Storm provides a new generation of ‘network centric’ weapons that connect with today’s electronic battlefield. They are transformational weapons that are digital, lightweight, and being multi-barrelled, provide a choice of munition options. Importantly, the weapons are all capable of local or remote operation through a computerised fire control system.

Metal Storm barrels can be effectively grouped in multiple configurations to meet a diversity of military and commercial applications.

CONTENTS

1
Chairman’s Review	2-3
Chief Executive Officer’s Review	4-11

2
Board of Directors	12-13
Key Personal	14-15

3
Corporate Governance Statement	17-18
Director’s Report	19-23
Independent Audit Report	24-25
Directors’ Declaration	26
Financial Statements	27-58
Additional Stock Exchange Information	59-60

ANNUAL GENERAL MEETING

The Annual General Meeting of Metal Storm Limited will be held on Friday, 21 May 2004 at 11.00 am in the:

Plaza Terrace Room

Plaza Level

Brisbane Convention & Exhibition Centre

Cnr. Merivale & Glenelg Streets

South Bank, Brisbane.

The business of the meeting is outlined in the formal Notice of Meeting and Proxy Form which are enclosed with this report.

OFFICES

AUSTRALIA

Metal Storm Limited

Level 34, Central Plaza One

345 Queen Street

Brisbane Qld 4000 Australia

GPO Box 1097

Brisbane Qld 4001 Australia

Telephone: +61 7 3221 9733

Facsimile: +61 7 3221 9788

Email: msau@metalstorm.com

Website: www.metalstorm.com

UNITED STATES OF AMERICA

Metal Storm Inc.

Suite 810

4350 N Fairfax Drive

Arlington VA 22203

Telephone: +1 703 248 8218

Facsimile: +1 703 248 8262

Email: msau@metalstorm.com

ProCam Machine LLC

Suite 150

18421 Bothell Everett Hwy

Mill Creek WA 98012

Telephone: +1 425 485 9889

Facsimile: +1 425 488 6554

Email: sales@procammachine.com

Website: www.procammachine.com

BOARD OF DIRECTORS

Admiral William A. Owens

US Navy (retired) Chairman

James Michael O’Dwyer

Lt. General Daniel W. Christman

(US Army retired)

Terence James O’Dwyer

General Wayne A. Downing

(US Army retired)

Dr Daniel Alspach

CORPORATE DIRECTORY

COMPANY SECRETARY

Sylvie Moser-Savage

AUDITORS

Ernst & Young

BANKERS

Westpac Banking Corporation Limited

LAWYERS

Corrs Chambers Westgarth

Brisbane Australia

Greenberg Traurig

Washington DC USA

PATENT ATTORNEYS

Davies Collison Cave Brisbane Australia

SHARE REGISTRY

AUSTRALIA

Computershare Investor

Services Pty Ltd

Level 27, Central Plaza One

345 Queen Street

Brisbane Qld 4000 Australia

Telephone: +61 7 3237 2137

Facsimile: +61 7 3229 9860

UNITED STATES OF AMERICA

Bank of New York

Depositary Receipts Division

6th Floor, 620 Avenue of the Americas

New York NY 10011 USA

STOCK EXCHANGE LISTINGS

Australian Stock Exchange trading

code - MST

Nasdaq Exchange ticker symbol - MTSX

PICTURES

Pictures courtesy of:

•	US Department of Defense

•	Australian Department of Defence

•	Defence Science and Technology

•	Organisation (DSTO)

•	Dragonfly Pictures Inc.

•	Foster-Miller Inc.

1	METAL STORM LIMITED ANNUAL REPORT

CHAIRMAN’S REVIEW

The Revolution in Military Affairs of the last decade has taken on a new and different meaning today. Solving the operational problems confronted by today’s military requires a ‘network centric’ approach to warfare which utilises new military equipment that is mobile, electronic, networked, digital, smart and capable of providing field commanders with an offensive choice, and greater immediacy than has been possible in the past.

Metal Storm’s unique technology is in line with these requirements. Our weapon systems are fully electronic, digital, lightweight, mobile, multi-barrelled and non-mechanical, and will provide a choice of munitions.

The live test firing of our 24-barrel weapon system last October showed that Metal Storm’s technology really is transformational; that it can connect with the modern operational battlefield - where new challenges and threats arise with little or no notice.

Commercialising Metal Storm’s technology is the primary driver for our company. Both our internally and externally funded development programs are the vehicles through which we are developing applications of our technology for defence and civilian markets.

Last year the Metal Storm board determined that the company needed to improve our presence among development partners and be agile and responsive to their needs; to speed our progress towards commercialisation. In support of this, we outlined a number of key strategies, which have driven the company’s actions during the past 12 months.

To strengthen your company’s presence with potential customers and alliance partners, we established Metal Storm Inc., to position us for US defence contracting work. Metal Storm Inc., is now “fully” qualified to act as a prime contractor on US defence contracts to directly derive revenue from US funded research and development programs.

Your company acquired ProCam Machine LLC (ProCam) in December. ProCam is a manufacturer of precision-machined parts for the electronics, aircraft and space propulsion industries with strong defence relationships. ProCam will enable us to manufacture prototype, proprietary US government-accepted, weapon system components to support our internal development program.

We focussed our internal product development program on two core platforms, 40mm and 9mm calibres. Each of these can lead to multiple end-use applications that are aimed at providing unique solutions to current military problem areas. Metal Storm believes that this approach provides the best opportunity to have commercial outcomes in the shortest possible timeframe.

The significant technical achievements of 2003 put us on track for a mid-2004 demonstration of our technology in the US.

A series of test firings that culminated in the successful field firing of the 24-Barrel Grenade Pod last October, proved that Metal Storm’s technology can integrate multiple features and capabilities into the one weapon system. This event sparked significant interest and project opportunities for Metal Storm from several US defence organisations.

The heightened level of interest in our technical advancements is elevated further when the broader context of increased military engagement globally and heightened security requirements are considered. US and allied forces are heavily committed on operations around the world. These factors position your company to selectively link with partners and projects that offer us the best development and commercialisation opportunities.

I am optimistic about the opportunity to weaponise an Unmanned Aerial Vehicle (UAV) helicopter through Metal Storm’s project with Dragonfly Pictures Inc. We expect this project to enable us to achieve our goal of demonstrating our technology in the US by mid-2004 on a more developed platform than previously planned.

I expect that the US Department of Defense and key players in the US defence industry will expand their interest in Metal Storm further, when they see the versatility and adaptability of Metal Storm’s technology to defence platforms that are currently in use in defence operations.

To continue funding our internal product development efforts and ongoing costs, we raised more than A$7 million in additional capital through a Share Purchase Plan in October 2003.

Our ongoing challenge is to progress our key internal development projects into the best commercial outcomes for Metal Storm.

On behalf of the board and shareholders I extend my appreciation to all the Metal Storm staff in Australia and the US. Their passion and contribution has driven the company to the exciting opportunities we now have before us.

I extend my thanks to my fellow directors for their dedication and contribution during the past year. I acknowledge the resignation of Mr Kevin Dart, a founding director of the company, and I thank Kevin for his services to Metal Storm. I welcome Dr Dan Alspach to the board, who is co-founder and previous CEO of the US defence technology company ORINCON Inc. His appointment in August added an important bank of commercial experience in the defence sector to the board.

My sincere thanks go to all of Metal Storm’s shareholders. Your continued support and loyalty to the company have been one of Metal Storm’s greatest assets.

It remains the highest priority for me as your Chairman, along with my fellow directors and company executive management, to ensure the value in Metal Storm is realised commercially for the benefit of all shareholders.

/s/ ADMIRAL WILLIAM OWENS

Admiral William Owens
US Navy (retired)
Chairman

3	METAL STORM LIMITED ANNUAL REPORT

.

CHIEF EXECUTIVE OFFICER’S REVIEW

In my first year as Chief Executive Officer, Metal Storm’s operational and corporate activity levels have increased significantly, particularly in response to enquiries relating to our impressive technical developments. These developments add significantly to our business plans by enabling us to demonstrate more advanced prototype weaponry for US defence customers.

For a company that commenced the reporting year with a staff of just 12 people, the achievements during the period are impressive and importantly, reach across every aspect of our business. Metal Storm now comprises over 60 people in total, including the addition of strong engineering and manufacturing capabilities.

The key achievements in the last 12 months include:

•	An increased emphasis on internal product development programs by expanding our Scientific Innovation office. This effort has strengthened the company’s technical capabilities in Australia and the US to move into product development and demonstrations for defence customers.

•	An internal product development focus on 40mm and 9mm calibres while continuing to expand the number of funded external R&D programs.

•	The announcement of six key 40mm technology developments as well as progress towards the commercial development of the O’Dwyer VLe® handgun.

•	Extending strategic industry relationships. New arrangements have been announced with New Jersey Institute of Technology (NJIT), Taurus International Manufacturing, Inc., Pyrogen Corporation and Dragonfly Pictures Inc. (DPI).

•	The announcement of a planned live firing demonstration of a 40mm electronic weapon on an Unmanned Aerial Vehicle (UAV) in the US by mid-2004.

•	The acquisition of ProCam Machine LLC., a manufacturer of precision machined parts for the electronics, aircraft and space propulsion industries. This transaction reflects Metal Storm’s strategy for the pursuit of growth through acquisitions.

•	The successful raising of more than A$7 million in fresh capital through shareholder support of the Share Purchase Plan last October. The funds are being used to finance increased product development and ongoing operating costs.

•	Strengthening the commercial defence industry experience on Metal Storm’s board with the appointment of Dr Dan Alspach, co-founder and former CEO of ORINCON, a US defence company.

•	Improving our investor relations programs through communications with shareholders and the broker and investment communities in Australia and the US.

REPORT CARD ON 2003 STRATEGIES

I am pleased to report on the outcomes of the strategies outlined in last year’s Annual Report.

•	The transition of Metal Storm, Inc. into a US-based structure enabling US funded R&D revenue streams to flow directly to Metal Storm Limited. This was completed.

•	The securing of more funded R&D programs. Existing programs have been progressed, and Metal Storm has advanced internal product development programs.

•	Securing of additional collaborative and industry agreements. New relationships have been announced with NJIT, Taurus, Pyrogen and DPI.

•	Pursue a merger and acquisition growth strategy. ProCam was acquired in December 2003 and further M&A will be considered.

•	Transition of maturing programs to commercial products. Existing programs continue to progress towards commercial products as outlined in this review. Our internal development efforts are significantly advancing those opportunities particularly in 40mm and 9mm calibres.

•	Re-shape the board and management to support the company’s strategies. This was completed.

DEVELOPMENT PRIORITIES AND COMMERCIAL FOCUS

The company’s focus on internal product development in the past 12 months is a very deliberate strategy aimed specifically at developing Metal Storm products for particular commercial applications to meet current end-user needs.

The internal product development activity focuses principally on the 40mm and 9mm calibre areas, both of which are capable of producing numerous product applications from the core technologies that are being developed and improved under this program.

The critical balance between internal and external product development is vital for Metal Storm as we move towards commercialising our technology. The internal development focus ensures Metal Storm continues to maintain technical leadership in the core areas of our technology, by concentrating on critical calibres used extensively in military products, namely 40mm and 9mm.

Importantly, it also provides the company with the flexibility of having weapon systems available for end-user demonstrations. The value of this internal effort provides direct benefit in seeking additional funded external R&D programs in other areas such as 60mm, 25mm and high pressure applications.

In this way Metal Storm can concentrate its own resources on specific product applications which have the best commercial potential, while continuing to use funded external programs to cover other development requirements.

MAINTAINING TECHNICAL LEADERSHIP

In the last year, Mike O’Dwyer, the inventor of Metal Storm technology and founding CEO, moved his focus to innovation and product development by forming the Scientific Innovation Office (SIO) in Brisbane. The formation of the SIO and the technical focus on internal product development have seen the appointment of additional key technical personnel who drive internal development and provide technical support to externally funded programs.

The office comprises:

•	Mike O’Dwyer - Executive Director and Head of Scientific Innovation

•	George L Bergeron - Senior Vice President - Product Development US. A highly experienced physics

5	METAL STORM LIMITED ANNUAL REPORT

CHIEF EXECUTIVE OFFICER’S REVIEW

engineer, scientist and program manager, and former director of SAIC’s Technology Development Laboratory.

•	Sally Kaye - SIO Liaison Officer providing administrative and program control support.

•	Sean O’Dwyer - Defence Research Manager with qualifications in Science/Law.

•	Ben Bishop - Program Development Engineer and formerly employed by DSTO.

•	René Rosales - Mechanical Design Engineer with previous defence sector experience including working for Boeing and the RAAF.

The product development outcomes from the SIO in the very short period of its operation have been significant and include the successful completion of a series of live fire tests and demonstrations in Australia. These include:

•	May 2003: The live firing of ‘converted’ stacked conventional munitions, marking a major focus by Metal Storm towards leading its own R&D programs.

•	July 2003: The live firing of:

•	a multi-stacked 16-barrel hard wired lightweight 40mm pod; and

•	multi-stacked 40mm ‘flash bang’ explosive projectiles.

•	August 2003: The live firing of a four shot 40mm rapid reload cartridge, including the successful development and demonstration of electronic inductive ignition.

•	October 2003: The successful test firing of our ‘new generation’ fully re-loadable 24-barrel grenade pod. This was a significant milestone for the company and represented the culmination of a series of successful firings in May and July 2003 of a 16-barrel version with hard-wired ignition, as well as a firing in August of an inductive ignition system with a rapid reload capability using multi-shot cartridges.

The 24-barrel grenade pod demonstrated the successful integration of a computer-operated electronic fire control system with the inductive ignition of inert 40mm grenades and the successful operation of re-loadable multi-shot cartridges. All of this in a compact trailer-mounted 24-barrel pod configuration, capable of simultaneous fire in opposed directions and split elevations, as well as electronically variable rates of fire.

The firing of the electronic 24-barrel grenade pod produced a significant response in the form of direct enquiry about applications of the technology from several US defence organisations. These enquiries have resulted in several new internal 40mm product developments as well as plans for live firing demonstrations in the US in 2004.

Major projects currently being developed through our Scientific Innovation Office include:

•	weaponisation of Unmanned Aerial Vehicles (UAVs)

•	convoy defence weapons

•	vital asset protection systems

•	perimeter defence systems

•	aircraft self-defence systems

•	repeatable access denial systems (RADS)

•	crowd control systems

•	firefighting systems.

6

PLANNED DEMONSTRATION IN US

In February 2004, Metal Storm announced plans to live fire demonstrate a 40mm electronic weapon on a UAV in the US by mid 2004. The live firing is the key deliverable under a Memorandum of Understanding (MOU) which Metal Storm signed with Dragonfly Pictures, Inc. (DPI). Under the MOU our electronic weapon technology will be integrated with DPI’s new Dragonfly DP-4X UAV helicopter for the live firings.

DPI’s UAVs have already been used in frontline service on operational locations, which makes them an excellent platform for demonstrating Metal Storm’s unique, lightweight, electronic, multi-shot weapon system.

The successful integration of Metal Storm’s electronic weapon system with small, lightweight UAV helicopters, will assist them, for the first time, to undertake small scale strikes to support ground troops, escort convoys, clear roads and retaliate against mobile, man-launched ordnance such as those used in Iraq recently.

The UAV live firing demonstration has modified Metal Storm’s plans to demonstrate the multi-barrelled repeatable access denial system (RADS) in the US, however the demonstration is being designed to allow Metal Storm to also highlight many of the RADS capabilities and features.

We expect US defence sector interest following a successful live fire demonstration to open up opportunities for the company’s technology, as it will provide a much anticipated demonstration for the US defence industry, military decision makers, and the US investment community. We also plan to use the demonstration to advance our own internal 40mm development effort to seek major funded defence programs in a range of 40mm defence applications.

The UAV demonstration provides us with an ideal means of showcasing the versatility of our electronic weapon systems in the expanding UAV market, which is expected to grow to around US$10.5 billion in the next decade.

MUNITIONS DEVELOPMENT

The success of our internal product developments is also being supported with a munitions development program, particularly to support activities in the key calibre areas of 40mm and 9mm. We have developed and fired kinetic and pyrotechnic munitions in the last 12 months and are now extending plans to produce a range of lethal and less-than-lethal munitions in small and medium calibres to support our weapon programs. The initial focus of this stacked round, munitions and fusing development program, will be in medium and smaller calibres centred initially around 40mm.

The timing of lethal and less-than-lethal munition development follows on from the technical success last October of the 24-barrel weapon system and subsequent key technology improvements we have announced. The advanced development of our inductive ignition and lightweight reloadable multi-shot cartridges, open the way for us to now develop a range of munitions to meet the military’s capability requirements.

7	METAL STORM LIMITED ANNUAL REPORT

CHIEF EXECUTIVE OFFICER’S REVIEW

Metal Storm is seeking to develop munitions which will complement the unique features of our weapon systems and provide the ability for users to select from a range of munitions.

O’DWYER VLe® HANDGUN

Activity surrounding the VLe handgun increased significantly in the last six months of 2003. It centred around developments in law enforcement, military and civilian applications.

In November 2003, we announced the signing of a collaboration memorandum with the New Jersey Institute of Technology (NJIT) and Taurus International Manufacturing, Inc.

The memorandum sets the preliminary framework under which NJIT’s Dynamic Grip Recognition (DGR) technology will be integrated with Metal Storm’s O’Dwyer VLe® handgun with the aim of producing a marketable end product by 2005/06.

The development of the electronic handgun is in response to the landmark New Jersey legislation to the effect that “three years after it is determined that personalized handguns are available for retail purposes, it will be illegal.... for any dealer or manufacturer to sell, assign or transfer any handgun unless that handgun is a personalized handgun”.

Metal Storm presented its findings to the National Institute of Justice (NIJ) in October 2003 following the mid year submission of our substantial study document regarding the use of the O’Dwyer VLe® handgun for law enforcement purposes. We continue to be engaged with the NIJ to advance this capability.

FIREFIGHTING

In September 2003, we signed a heads of agreement with Pyrogen Corporation outlining a program for analysis, development and ultimate commercialisation of ‘rapid attack’ firefighting systems within an anticipated three-year period. This exciting non-military project is being designed to provide new and innovative capabilities for firefighters to target fires that are difficult to access using conventional firefighting methods.

Both our Brisbane and Washington, DC offices have received several enquiries from parties interested in these firefighting applications.

PROGRESSING OUR EXTERNAL DEVELOPMENT PROGRAMS

•	ADWS - The Area Denial Weapons System (ADWS), a Defence Science & Technology Organisation (DSTO) led program which offers an alternative to conventional anti personnel landmines, is now in the final stages of concept demonstrator development. There are plans to demonstrate the system to the Australian Defence Force (ADF) and other defence customers in mid-2004.

•	AICW - The Advanced Individual Combat Weapon (AICW) is a DSTO led program which combines a Metal Storm stacked round, electronic 40mm barrel with a mechanical assault rifle. This concept technology demonstrator program is on track to mature in 2004.

•	Missile Defense Agency (MDA) - Our two R&D Small Business Innovation Research Programs (SBIRs) with the MDA, through StratCom International, are progressing, however further details are not available for disclosure at this time.

8

•	US Army- This SBIR is aimed at providing a lethal and less-than-lethal weapon system for the US Army. Discussions have begun regarding the transition of this SBIR to a Phase II proposal for the next stage of funded development.

•	US Navy - Metal Storm was asked to submit a Phase II proposal for this R&D project. The proposal was completed and filed in January 2004 and is aimed at providing the US Navy with a close-in defence system for ships.

TECHNICAL DEVELOPMENT RELATIONSHIPS

Metal Storm has entered into four new key relationships in the last 12 months with a view to further developing potential Metal Storm products in 40mm and 9mm calibres. These relationships are:

•	New Jersey Institute of Technology (NJIT)

We announced a partnering arrangement with the NJIT in August 2003 to jointly develop the O’Dwyer VLe® electronic handgun, integrating NJIT’s Dynamic Grip Recognition biometric authorising technology.

•	Taurus International Manufacturing

We signed a collaborative memorandum with Taurus in November 2003 with the goal of developing and bringing to market the O’Dwyer VLe® electronic handgun.

•	Pyrogen Corporation

In September 2003, we signed a heads of agreement to proceed with the development and commercialisation of ‘rapid attack’ firefighting systems within an anticipated three year period.

•	Dragonfly Pictures Inc. (DPI)

In February 2004, we signed a Memorandum of Understanding with DPI to integrate the company’s electronic weapon technology with DPI’s new Dragonfly DP-4X UAV. The live firing demonstration of Metal Storm’s 40mm electronic weapon on the UAV by mid-2004 is the key deliverable under the MOU.

ONGOING RELATIONSHIPS

•	Scientific Applications International Corporation (SAIC)

The agreement with SAIC provides for marketing selected Metal Storm technology.

•	Defence Science and Technology Organisation (DSTO)

Metal Storm continues its work with DSTO through a Research Agreement and the AICW and ADWS programs.

•	StratCom International

The two MDA SBIRs are worked through StratCom.

•	National Institute of Justice (NIJ)

We continue our relationship with the NIJ through the O’Dwyer VLe® smartgun.

ACQUISITION AND INTEGRATION OF US SPECIALIST ENGINEERING BUSINESS

On 11 December 2003, Metal Storm acquired Seattle based ProCam Machine, LLC., a manufacturer of precision machined parts for the defence, electronics, aircraft and space propulsion industries. The business employs approximately 45 people and has a turnover in excess of US$4 million annually.

9	METAL STORM LIMITED ANNUAL REPORT

CHIEF EXECUTIVE OFFICER’S REVIEW

This acquisition provides us with an established business in the US defence and aerospace sector as well as the ability to produce Metal Storm prototype weapon systems for demonstration in the US.

ProCam has contracts with a number of major defence industry contractors and importantly maintains an ISO-9001:2000 rating which is vital when competing for a wide variety of defence manufacturing contracts.

ProCam is strategically located in Seattle where many major defence companies are based and is close to a number of firing ranges and other facilities that are important to Metal Storm.

Since the acquisition, ProCam has received two contracts from General Dynamics Ordnance and Tactical Systems (GD-OTS) totalling more than US$1 million for the production of precision assemblies to be used in tactical munitions dispensers. This is part of an ongoing long-term relationship between GD-OTS and ProCam.

ProCam also played a vital role in NASA’s successful landing on the planet Mars. Among the top ten mission-critical items for NASA’s recent Mars Exploration Rover missions, Spirit and Opportunity, were the successfully deployed parachute canister and associated components, manufactured by ProCam. The success and significance of this endeavor illustrates the high quality manufacturing, engineering, metallurgy, and prototyping expertise that Metal Storm has acquired with ProCam.

EMPHASIS ON INVESTOR RELATIONS

Metal Storm has placed greater emphasis on communicating with shareholders and the investment community during the last 12 months. Shareholder briefings were held in Australia’s mainland capital cities in September 2003. Plans are in place to hold further briefing sessions later in 2004. Investor and shareholder briefings were also held in New York City, Washington, DC, Los Angeles, California and Seattle, Washington.

Briefings to the broker and institutional investment community were conducted throughout 2003, and this effort will be increased in both Australia and the US during 2004.

OBJECTIVES FOR 2004

Metal Storm’s focus on product development and the commercialisation of a product in the 40mm and 9mm category remain our highest priority. To that end, we have committed to the following strategic objectives for 2004:

•	Live fire demonstrations of Metal Storm’s technology in the US.

•	Expand defence sector relationships to collaboratively develop and commercialise our technology.

•	Through ongoing product development efforts, continue the process of commercialising as soon as possible, selected 40mm and 9mm calibre products.

•	Pursue further merger and acquistion related opportunities where there is advantage in integrating a related business with Metal Storm’s own business priorities.

•	Continue to promote and raise the company’s public profile in Australia and the US.

•	Develop and protect Metal Storm’s technology by ensuring that adequate resources are available to meet future requirements. Measures are already in place to ensure the timing of these critical resource issues are aligned with our development needs.

•	Continue to coordinate and streamline the executive and management processes required to effectively run offices in Washington DC, Brisbane, Australia and now Seattle, Washington.

CAPITAL ADDITIONS

In October 2003 Metal Storm Limited raised an additional A$7,078,784 in working capital through a Share Purchase Plan (SPP) to institutional and private investors. This resulted in 15,730,631 new ordinary shares being issued.

EXECUTIVE ADDITIONS

Executive management was strengthened in May 2003 with the appointment of Mr Ian Gillespie as General Manager-Australia. Ian brings more than 18 years of broad domestic and international commercial experience to the company. He is responsible for furthering our business relationships with Australian partners and supporting the business development and commercialisation opportunities in Australia, the United Kingdom, Europe and Asia. His role also includes increasing emphasis on investor relations, capital markets and intellectual property.

A further addition to the management team was the appointment of George Bergeron as Senior Vice President - Product Development US in March 2004. George has prime responsibility for the technical and commercial development of the handgun and other key projects in the US.

MOVING FORWARD

The significance of Metal Storm’s achievements in the US defence sector over the last 12 months are indeed significant for a company at this stage of development. Enquiries are flowing into the company as a consequence of those achievements at an unprecedented level, and I expect this interest will only increase as we demonstrate our technology in the US over coming months.

Metal Storm now has the appropriate structure and management in place to take full advantage of these opportunities. In pursuing these business opportunities, Metal Storm’s successful internal development program has enabled us to selectively focus on building, testing, qualifying and manufacturing those product applications that offer the most expedient commercial outcomes. This positions us ever closer to commercialisation, continued growth and revenue generation in the coming years.

/s/ CHARLES A. VEHLOW

Charles A. Vehlow Chief Executive Officer

11	METAL STORM LIMITED ANNUAL REPORT

BOARD OF DIRECTORS 2

1. ADMIRAL WILLIAM OWENS BS BA MA MBA,

US Navy (retired)

Chairman - Age: 63

Admiral Owens has been a director of Metal Storm Limited since 2000 and was appointed Chairman in November 2001. His distinguished 34-year military career included two years as Vice Chairman of the Joint Chiefs of Staff, the second highest military rank in the US. In this role he was responsible for post-Cold War restructuring of the US Armed Forces and advised the President and Secretary of Defense on the use of military force.

Admiral Owens has also served as the Deputy Chief of Naval Operations for Resources, Warfare Requirements and Assessments, Senior Military Assistant to the Secretary of Defense, and Director of the Office of Program Appraisal for the Secretary of the Navy and Commander of the US Sixth Fleet during the Gulf War. Admiral Owens is the Chairman of Teledesic LLC and Extend America, Inc. and a director of several public boards of directors including Australian telecommunications leader, Telstra Corporation. Previously he was President, Chief Operating Officer and Vice Chairman of Science Applications International Corporation.

2. MIKE O’DWYER

Executive Director - Age: 59

Mr O’Dwyer is the inventor of the company’s 100% electronic ballistics technology and is Director - Scientific Innovation. He founded the company in 1994, and is its largest shareholder. Until 2003 he served in the positions of Managing Director and Chief Executive Officer.

His role has a focus on innovation and product and program development, and is targeted at accelerating product into defence industry markets as well as technical support to the Australian and US R&D program effort.

Mr O’Dwyer is an innovator and prolific inventor with a strong commercial background from over 30 years experience as owner, manager and operator of wholesale and retail businesses. Since 1995 he has worked exclusively on building the company, developing the technology and its range of applications, introducing it to defence departments in Australia, the United States and Europe, and building the strategic alliances Metal Storm currently holds with major defence-related organisations and industry.

The original invention has to date resulted in over 50 issued patents worldwide.

In recognition of his service and achievement in business, Mr O’Dwyer was awarded the Centenary Medal in 2003.

3. LT. GENERAL DANIEL CHRISTMAN

US Army (retired)

Non-executive Director - Age: 60

General Christman joined Metal Storm Limited as a director in June 2002. He is Senior Vice President, International Affairs in the US Chamber of Commerce, commencing in that role in July 2003, with responsibility for representing the Chamber before foreign business leaders and government officials, and for providing strategic leadership on international issues affecting the US business community. General Christman previously served as President and Executive Director of the Kimsey Foundation, a pre-eminent US organisation active in education, community development and international issues. He has 36 years experience in the US Army and federal government, holding the position of Superintendent of the United States Military Academy at West Point for five years before his retirement from the military in 2001.

Prior to his West Point post, General Christman served as assistant to the Chairman of the Joint Chiefs of Staff in the Pentagon. In this position he travelled with and advised President Clinton’s Secretary of State on a broad range of military and national security issues.

4. TERRY O’DWYER B.Com Dip Adv Acc FCD FAICD

Non-executive Director - Age: 54

Mr O’Dwyer, a chartered accountant, has been a director of Metal Storm Limited since 1998. He is Chairman of BDO Kendalls, a large Queensland accountancy firm of which he has been a partner for 26 years. He is a director of Bendigo Bank Limited, CS Energy Limited, Qld Theatre Co. Ltd and is Chairman of BreakFree Limited and Brumby’s Bakeries Holdings Limited.

His past board and government authority appointments include Leutenegger Limited and the Australian Financial Institutions Steering Committee as well as membership of the North Brisbane Regional Hospitals Board and the Legal Aid Commission.

5. GENERAL WAYNE DOWNING BSc MBA

US Army (retired)

Non-executive Director - Age: 62

Appointed as a director of Metal Storm Limited in October 1999, General Downing resigned from the board in October 2001 following his appointment as US National Director and Deputy National Security Advisor for Combating Terrorism. Following completion of this role, he was reappointed to the Metal Storm board in October 2002.

General Downing retired from active service in the military after a distinguished 34 year career. His postings included senior commands in infantry, armoured, airborne, special operations and joint units. He served two combat tours in Vietnam as a junior infantry officer; commanded all US special operations forces during the 1989 invasion of Panama; and commanded a joint special operations task force during the first Gulf War. General Downing culminated his career as Commander in Chief of the US Special Operations Command (SOCOM) where he was responsible for all special operations forces in the US Army, Navy and Airforce. He is active in several public and private sector boards in the US and is the Chair of West Point’s Combating Terrorism Center. He also serves as a director of Metal Storm’s strategic alliance partner, the US based technology company, Science Applications International Corporation.

6. DR. DANIELL ALSPACH PhD

Non-executive Director - Age: 64

Dr Alspach was appointed a director of Metal Storm Limited in August 2003. Until mid-2003 Dr Alspach served as Chairman and Chief Executive Officer of ORINCON Corporation International, the systems integration and information technology company he co-founded in 1973. ORINCON, which specialises in defence-related intelligence, surveillance and reconnaissance, was sold to Lockheed Martin Corporation in June 2003.

Dr Alspach led many of ORINCON’s efforts, including contracts with DARPA, the US Navy and other government customers. Prior to co-founding ORINCON, he was a tenured Professor of Engineering at Colorado State University and took a visiting Professorship in Engineering at the University of California in San Diego. Dr Alspach holds a Bachelor and Master of Science Degree in Physics from the University of Washington and a Ph.D. in Engineering Sciences from the University of California in San Diego.

13	METAL STORM LIMITED ANNUAL REPORT

KEY PERSONNEL

1. CHARLES A. VEHLOW BSc (Eng) MSc (Aero Eng) MBA

US Army (retired)

Chief Executive Officer - Age: 58

Mr Vehlow was appointed Chief Executive Officer in March 2003 and is based in Metal Storm’s US office in Arlington, Virginia. He first joined the company in April 2002 in the role of Chief Corporate Officer. Mr Vehlow has extensive senior experience in both early stage and established business environments and a strong track record in progressing and finalising defence-related technology licensing agreements, procurement contracts and mergers and acquisitions.

From 1998 to 2000 Mr Vehlow was Vice President and General Manager for Boeing Helicopter Division. In the eight years prior to this, he held the position of Vice President of McDonnell-Douglas’ Apache Program for the US Army, which resulted in the current AH-64D Longbow Apache remanufacture production program. Mr Vehlow also served as Director of Customer Support at McDonnell-Douglas from 1988 to 1991. Mr Vehlow is a member of the US Secretary of the Army’s advisory Army Science Board (ASB).

2. IAN A. GILLESPIE BA (IR), Dip Law (BAB) NSW, MAICD

General Manager, Australia - Age: 48

Mr Gillespie was appointed as the company’s General Manager in May 2003. He is responsible for managing Metal Storm’s relationships with key stakeholders including its investors, partners and customers. Mr Gillespie is also responsible for managing business development and commercialisation opportunities in Australia, United Kingdom, Europe and Asia.

Prior to joining Metal Storm Mr Gillespie was Managing Director and Chief Executive Officer of Grow Force Australia Limited. In this role he was responsible for business planning, strategy formulation and growth, and investor relations. Between 1984 and 1999 he held general management positions with Wormald International Limited, Atlas Steels Limited and Incitec Limited/Chemtrans.

3. SYLVIE MOSER-SAVAGE B Com MBA ASCPA

Company Secretary - Age: 39

Ms Moser-Savage joined the company in January 2003. She has more than 15 years experience in accounting, finance, business management and administration. She is responsible for Metal Storm’s financial and administrative management as well as all secretarial, company reporting and compliance functions.

Ms Moser-Savage’s qualifications include a Bachelor of Commerce in accounting and an MBA in business law.

4. ARTHUR SCHATZ BSc Pharm

Senior Vice President - Operations

Age: 64

Mr Schatz commenced with Metal Storm in 2001 and is based in Arlington, Virginia. He is responsible for strategic and business planning and product development priorities, with an emphasis on the planning, development and implementation of operational strategy. Mr Schatz ensures the focussed future direction for the company, in conjunction with business development plans. For the 12 years prior to joining Metal Storm, Mr Schatz was employed by the Australian Government at the Australian Embassy in Washington, DC. His position as Assistant Director, Defense Industry was to provide support to the Australian defence industry in the US marketplace.

During his tenure with the Embassy, Mr Schatz was instrumental in securing contracts worth hundreds of millions of dollars for Australian industry.

5.	G. RUSSELL ZINK

Senior Vice President - Business Development - Age: 61

Mr Zink was appointed Senior Vice President - Business Development in September 2002. Based in Metal Storm’s US office, he has prime responsibility for generating R&D and production contracts, as well as securing teaming, partnering or licensing arrangements with major defence firms. Mr Zink has 20 years of specific defence experience in program management, marketing and business development. Prior to joining Metal Storm he was President and CEO of Systems Management, Inc., the world’s leader in automated weather systems.

From 1997 to 1999 Mr Zink was Vice President - Business Development for United Industrial Corp, Inc. and AAI Corporation, a defence manufacturer of mechanical and electronic systems.

6.	GEORGE L. BERGERON III

Senior Vice President - Product Development - Age: 49

Mr Bergeron was appointed Senior Vice President - Product Development in March 2004. Based in Metal Storm’s US office, he has prime responsibility for driving the technical and commercial development of the company’s O’Dwyer VLe® handgun and other key projects in the United States.

Mr Bergeron is a specialist in mechanical and electronic systems design, power generation and material science, with more than 25 years as a highly experienced physics engineer, scientist and program manager.

For the 14 years prior to joining Metal Storm, Mr Bergeron worked from Scientific Applications International Corporation (SAIC) where he held several senior positions, most recently as director of SAIC’s Technology Development Laboratory. Mr Bergeron brings considerable experience to the company, particularly through his work as Program Manager on many aspects of Metal Storm technology during his time with SAIC.

7.	PETER PURSEY AM MBA

Program Development Adviser - Age: 54

Mr Pursey was a non-executive director of Metal Storm Limited from 1994 until his retirement from the board in March 2003. He has actively contributed to the development of a number of the company’s weapon systems. In his current role he assists with the development of a number of the company’s technology projects in Australia and the US.

Mr Pursey is a former Brigadier in the Australian Army and has a detailed knowledge of defence-related technology and strategic security issues. He was awarded the Order of Australia (AM) in 1993.

15	METAL STORM LIMITED ANNUAL REPORT

FINANCIAL ACCOUNTS

31 DECEMBER 2003

3

CORPORATE GOVERNANCE STATEMENT

The Directors are responsible for the corporate governance practices of the group. Set out below are the main corporate governance practices that were in operation throughout the financial year.

THE BOARD OF DIRECTORS

The Board carries out its responsibilities according to the following mandate:

•	the Board should comprise at least six directors;

•	the Board should be made up of at least two-thirds of non-executive directors;

•	the Chairman of the Board should be a non-executive director;

•	the Directors should possess a broad range of skills, qualifications and experience;

•	the Board should meet on a monthly basis; and

•	the Board shall review the activities and performance of the company’s management and shall be provided with all relevant information concerning the activities of the company.

On the day on which the Directors’ Report is made out, the Board consisted of five non-executive Directors and one executive Director. Details of the Directors are set out in the Directors’ Report.

The primary responsibilities of the Board include:

•	the approval of the annual and half-year financial reports;

•	the establishment of the long-term goals of the group and strategic plans to achieve those goals;

•	the review and adoption of annual budgets for the financial performance of the group and monitoring of the results on a quarterly basis; and

•	ensuring that the group has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities.

INDEPENDENT PROFESSIONAL ADVICE

With the prior approval of the Chairman, each Director has the right to seek independent legal and other professional advice at the group’s expense concerning any aspect of the group’s operations or undertakings in order to fulfil their duties and responsibilities as Directors.

AUDIT COMMITTEE

The Board has established an Audit Committee consisting of two Directors, both of whom are non-executive Directors. The current members of the Audit Committee are:

•	Mr T.J. O’Dwyer (Chairman); and

•	Dr D. Alspach.

The Audit Committee provides a forum for the effective communication between the Board and the external auditors. The Audit Committee reviews:

•	the annual and half-year financial reports prior to their approval by the Board;

•	the effectiveness of management information systems and systems of internal control; and

•	the efficiency and effectiveness of the internal and external audit functions, including reviewing the respective audit plans.

The Audit Committee invites the external auditors to attend audit committee meetings where appropriate. The Audit Committee also meets with and receives reports from, the external auditors concerning any matters which arise in connection with the performance of their role, including the adequacy of internal controls.

The Audit Committee has determined internal audit procedures appropriate for the group’s present financial and administrative position and complexity. Members of the Audit Committee administer the procedures and report to the Board in respect of this matter.

17	METAL STORM LIMITED ANNUAL REPORT

CORPORATE GOVERNANCE STATEMENT

REMUNERATION COMMITTEE

The Board has established a Remuneration Committee comprised of two non-executive Directors and executive Director. The current members of the Remuneration Committee are as follows:

•	Lt Gen D. Christman (Chairman);

•	Gen W.A. Downing; and

•	Mr. M. O’Dwyer.

The Remuneration Committee reviews the remuneration policies applicable to all Directors and executive officers on an annual basis and makes recommendations on remuneration packages and terms of employment to the Board. Remuneration packages are reviewed with due regard to performance and other relevant factors.

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the company’s operations, the Remuneration Committee may seek the advice of external advisers in connection with the structure of remuneration packages.

Remuneration packages contain the following key elements:

a)	Salary/fees;

b)	Benefits - including the provision of motor vehicle, superannuation and health benefits; and

c)	Incentive schemes - including performance-related bonuses and share options under the Discretionary Share Option Scheme.

Particulars concerning Directors’ and executives’ remuneration and the company’s executive and the Discretionary Share Option Scheme are set out in notes 6 to 8 to the financial statements.

RISK MANAGEMENT

The Board is responsible for the group’s system of internal controls. The Board constantly monitors the operational and financial aspects of the company’s activities and, through the Audit Committee, the Board considers the recommendations and advice of external and internal auditors and other external advisers on the operational and financial risks that face the group.

The Board receives recommendations made from the external and internal auditors and other external advisers. These recommendations and appropriate ensuing actions are taken as and when the Board determines it necessary to ensure an adequate and appropriate internal control environment is in place to manage the key risks identified.

In addition, the Board investigates ways of enhancing existing risk management strategies, including appropriate segregation of duties. Management also has suitably qualified and experienced personnel in key positions.

CODE OF CONDUCT

As part of the Board’s commitment to the highest standard of conduct, the company has adopted a code of conduct to guide executives, management and employees in carrying out their duties and responsibilities. The code of conduct covers such matters as:

•	responsibilities to shareholders;

•	compliance with laws and regulations;

•	relations with customers and suppliers;

•	ethical responsibilities;

•	employment practices; and

•	responsibilities to the environment and the community.

DIRECTORS’ REPORT

The Directors of Metal Storm Limited submit herewith the annual financial report for the financial year ended 31 December 2003. Pursuant to the provisions of the Corporations Act 2001, the Directors’ report as follows:

The names and particulars of the Directors of the company during or since the end of the financial year are:

NAME	PARTICULARS
Admiral W.A. Owens	BS BA MA MBA, aged 63. Retired in 1996 as Vice Chairman Joint Chiefs of Staff US Defense Forces, senior command experience in defence forces and senior adviser to US Secretary of the Navy. Director since March 2000 and Chairman since October 2001.

Mr J.M. O’Dwyer	Director of Science and Innovation, aged 59. Executive Director since 1994 and inventor of the Metal Storm technology. Mr J.M. O’Dwyer stood down as Chief Executive Officer on 26 March 2003.

Mr T.J. O’Dwyer	B Com Dip Adv Acc FCA FAIM FAICD, aged 54. Chartered Accountant in private practice with wide business experience gained on a number of private and public sector boards. Director since 1998.

General W.A. Downing	BSc MBA, aged 63. Retired in 1996 as Commander in Chief of US Special Operations Forces, broad experience with the US Congress and other US Government agencies, Director since October 1999. Retired as a director October 2001 upon appointment as US Deputy Director for National Security and President George Bush’s principal adviser on combating terrorism. Returned to the Board in October 2002.

Lt Gen Daniel W. Christman	Aged 60. Retired in 2001 after 36 years of experience in positions of increasing responsibility in the Army and the U.S. Federal Government. Prior to his retirement, Lt Gen Christman served two years as assistant to the Chairman of the Joint Chiefs of Staff in the Pentagon. Lt Gen Christman served five years as Superintendent of West Point Military Academy. Director since June 2002.

Dr D. Alspach	PhD in Engineering Sciences, Fellow Member of the IEEE and past President of the IEEE Ocean Engineering Society, of which he is currently a member of the Executive Board. Company founder of ORINCON who served as Chairman of the Board and CEO of ORINCON, with over 40 years’ experience in technical work. Director since August 2003.

Mr J.B.L. Heading	B.Com LLB (Hons) ASIA, aged 47, Solicitor, partner and head of the Corporate Advisory Group of the law firm, McCullough Robertson. Chairman and director since 1998, Deputy Chairman since October 2001. Retired on 26 March 2003.

Mr K.J. Dart	FAICD, aged 52, Chief Executive Officer of Charter Pacific Corporation Limited with wide business experience in a variety of leading edge technologies. Director since 1994. Retired on 3 October 2003.

Mr P.L.G. Pursey, AM	MBA, aged 54, retired as Brigadier in the Australian Army in 2000. Detailed knowledge of defence-related technology and strategic security issues. Major contribution to developing and implementing Metal Storm’s strategies for progressing the technology’s application to a variety of environments. Director since 1994. Retired on 26 March 2003.

The above-named Directors held office for the entire period except for:

•	Mr J.B.L. Heading - retired 26 March 2003

•	Mr K.J. Dart - retired 3 October 2003

•	Mr P.L.G. Pursey, AM - retired 26 March 2003

•	Dr D. Alspach - appointed 29 August 2003

The following directors were alternate directors during the financial year:

•	Mr SA Cole was an alternate director for Mr K.J. Dart, until he retired from this position on 3 October 2003.

CORPORATE STRUCTURE

Metal Storm Limited is a company limited by shares that is incorporated and domiciled in Australia.

19	METAL STORM LIMITED ANNUAL REPORT

DIRECTORS’ REPORT

PRINCIPAL ACTIVITIES

The consolidated entity’s principal activity in the course of the financial year was the further development of its electronic ballistics technology.

REVIEW OF OPERATIONS

The company continued its program of establishing the significance of its electronic ballistics technology to government agencies in USA, Europe and Australia.

During 2003, Metal Storm undertook a change in structure. The new business is structured such that Metal Storm Limited remains as the Head Office situated in Brisbane, Australia. It continues the Head Office operations for reporting purposes and drives the Research & Development (R&D) programs and expenses. The ‘Own Build’ program has seen 3 successful firings in 2003, which has resulted in a number of new projects involving product development from the core R&D. This has included the signing of a Memorandum of Understanding (MOU) on 23 February 2004 with Dragonfly Pictures Inc (DPI) to integrate Metal Storm’s unique weapon system technology with the Dragonfly DP-4X, unmanned helicopter, for military use.

The structure of Metal Storm Inc (MSI), a US based subsidiary allows the company to bid directly on US defence projects under the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the company.

In December 2003, Metal Storm acquired ProCam Machine LLC (ProCam). This company operates in the manufacturing segment, giving Metal Storm the capacity to accelerate its development to prototype weapon systems for demonstration to the defence industry. ProCam manufactures precision-machined parts for the defence, electronics, aircraft and space propulsion industries. ProCam’s customer base complements Metal Storm’s own development efforts.

Share Capital

The company raised capital of A$7,078,784 following a Share Purchase Plan of 15,730,631 ordinary shares to existing shareholders on the register at 7.00pm 12 September 2003.

Changes in State Of Affairs

Acquisition of ProCam Machine LLC

In December 2003, Metal Storm acquired ProCam Machine LLC which will assist in the engineering capabilities and prototyping expertise. ProCam manufactures precision-machined parts for the defence, electronics, aircraft and space propulsion industries, assisting our in-house build programs.

During the financial year there was no significant change in the state of affairs of the consolidated entity, except for those noted above.

SUBSEQUENT EVENTS

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

FUTURE DEVELOPMENTS

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

DIVIDENDS

No dividends have been paid or declared since the start of the financial year and the Directors do not recommend the payment of a dividend in respect of the year.

DIRECTORS’ REPORT

SHARE OPTIONS

Share Options Granted to Directors and Executives

During and since the end of the financial year an aggregate of 916,750 share options were granted to the following Directors and executives of the company:

DIRECTORS AND EXECUTIVES	NOTE	NUMBER OF OPTIONS GRANTED	ISSUING ENTITY	NUMBER OF ORDINARY SHARES UNDER OPTION
Mr C.A. Vehlow	(i)	656,250	Metal Storm Limited	656,250
Mr G.R. Zink	(ii)	180,500	Metal Storm Limited	180,500
Mr A. Schatz		55,000	Metal Storm Limited	55,000
Ms S. Moser-Savage		25,000	Metal Storm Limited	25,000

(i)	31,250 options were issued on 6 February 2004 in accordance with the terms of his employment contract. Of the 625,000 issued during the year ended 31 December 2003, 500,000 options were issued in lieu of a cash bonus for the year ended 31 December 2002, which had previously been accrued for.

(ii)	12,500 options were issued on 6 February 2004 in accordance with the terms of his employment contract. Of the 168,000 options issued during the year ended 31 December 2003, 118,000 options were issued in lieu of a cash bonus for the year ended 31 December 2002, which had previously been accrued for.

EXECUTIVE AND EMPLOYEE SHARE OPTION PLAN

Details of the executive and employee share option plan are disclosed in note 8 to the financial statements.

INDEMNIFICATION OF OFFICERS AND AUDITORS

During the financial year, the company paid a premium in respect of a contract insuring the Directors of the company (as named above), the Company Secretary, Ms Sylvie Moser-Savage, and all executive officers of the company and of any related body corporate against a liability incurred as such a director, secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The company has not otherwise, during or since the end of the financial year, indemnified or agreed to indemnify an officer or auditor of the company or of any related body corporate against a liability incurred as such an officer or auditor.

DIRECTORS’ MEETINGS

The following table sets out the number of Directors’ meetings (including meetings of committees of Directors) held during the financial year and the number of meetings attended by each Director (while they were a Director or committee member). During the financial year, 14 Board meetings, 2 Remuneration Committee meetings and 4 Audit Committee meetings were held.

	BOARD OF DIRECTORS		NOMINATION REMUNERATION COMMITTEE		AUDIT COMMITTEE
DIRECTORS	HELD	ATTENDED	HELD	ATTENDED	HELD	ATTENDED
K.J. Dart	10	9	—	—	—	—
J.B.L. Heading	4	4	—	—	—	—
J.M. O’Dwyer	15	15	2	2	—	—
T.J. O’Dwyer	15	15	—	—	4	4
W.A. Owens	15	15	—	—	—	—
P.L.G. Pursey	4	4	—	—	—	—
W.A. Downing	15	7	2	1	—	—
D.W. Christman	15	15	2	2	—	—
Dr D. Alspach	5	3	—	—	2	2
S.A. Cole	10	1	—	—	—	—

21	METAL STORM LIMITED ANNUAL REPORT

DIRECTORS’ REPORT

DIRECTORS’ SHAREHOLDINGS

The following table sets out each Directors’ relevant direct and indirect interest in shares, debentures, and rights or options in shares or debentures of the company or a related body corporate as at the date of this report.

DIRECTORS	FULLY PAID ORDINARY SHARES	LISTED SHARE OPTIONS	EXECUTIVE SHARE OPTIONS
J.M. O’Dwyer	199,729,559	9,986,478	—
T.J. O’Dwyer	61,111	2,500
W.A. Owens	—	—	3,000,000
W.A. Downing	500,000	—	2,000,000
D.W. Christman	—	—	—
Dr D. Alspach	—	—	—

Refer to Note 8 and Note 26 of the accounts for details.

In addition to the above, subsequent to year end the Board granted options, subject to approval by shareholders at the annual general meeting, to directors in lieu of directors’ fees.

DIRECTORS’ AND EXECUTIVES’ REMUNERATION

The Remuneration Committee reviews the remuneration packages of all Directors and executive officers on an annual basis and makes recommendations to the Board. Remuneration packages are reviewed with due regard to performance and other relevant factors.

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the company’s operations, the remuneration committee seeks the advice of external advisers in connection with the structure of remuneration packages.

Remuneration packages contain the following key elements:

a)	Salary/fees;

b)	Benefits - including the provision of motor vehicle, superannuation and health benefits; and

c)	Incentive schemes - including performance-related bonuses and share options under the executive and employee share option plan as disclosed in note 8 to the financial statements.

The following table discloses the remuneration or payable to the Directors of the company; during the 2003 financial year:

NAME	SALARY/FEES	BENEFITS	TOTAL
Executive Director
James Michael O’Dwyer	254,525	38,012	292,536
Non-Executive Directors
Kevin John Dart	7,500	—	7,500
James Brett Lochran Heading	10,292	—	10,292
Terence James O’Dwyer	45,000	—	45,000
William Arthur Owens	65,000	—	65,000
Peter Louis George Pursey	44,624	—	44,624
Daniel W. Christman	45,000	—	45,000
Wayne Allan Downing	—	—	—
Dr Daniel Alspach	—	—	—

DIRECTORS’ REPORT

The following table discloses the remuneration of the four (4) highest remunerated executives of the company and the consolidated entity; during the 2003 financial year:

NAME	SALARY/FEES $	BENEFITS $	INCENTIVE SCHEMES $	TOTAL	OPTIONS GRANTED NUMBER	FAIR VALUE $
Company
Ian A Gillespie	116,667	9,450	—	126,117	—	—
Sylvie Moser-Savage	95,000	—	—	95,000	25,000	1,500
Consolidated Entity
Charles A Vehlow	307,486	8,901	135,791	452,178	125,000	5,625
Arthur David Schatz	188,635	4,651	—	193,286	55,000	9,900
Russell Zink	220,588	6,099	51,185	277,872	50,000	6,875

The fair value of each option is estimated on the date of grant using a Black Scholes option valuation model, assuming no dividends, an expected life of between 1.75 and 2 years, volatility of between 0.427 and 0.792 and a risk free rate of between 4.39% and 5.39%.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. As the company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Currently the fair values are not been recognised as expenses in the financial statements.

During the year the company issued 50,000 ordinary shares at an issue price of $0.50 per ordinary share to executives and employees. The total market value of such shares at 31 December 2003 was $25,000.

Signed in accordance with a resolution of the directors made pursuant to s.298(2) of the Corporations Act 2001.

On behalf of the directors

/s/ T.J. O’DWYER

T.J. O’Dwyer Director

BRISBANE

Date: 31 March 2004

23	METAL STORM LIMITED ANNUAL REPORT

INDEPENDENT AUDIT REPORT

Independent audit report to members of Metal Storm Limited

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for Metal Storm Limited (the company) and the consolidated entity, for the year ended 31 December 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company’s and the consolidated entity’s financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Metal Storm Limited is in accordance with:

(a)	the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of Metal Storm Limited and the consolidated entity at 31 December 2003 and of their performance for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)	other mandatory financial reporting requirements in Australia.

INDEPENDENT AUDIT REPORT

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1 to the financial statements, there is significant uncertainty whether the company and consolidated entity will be able to continue as going concerns and therefore whether they will meet their current operating cash requirements, pay their debts as they become due and payable, and realise their assets and extinguish their liabilities in the normal course of normal business and at amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the company and consolidated entity not be able to continue as going concerns.

/s/ Ernst & Young

Ernst & Young

/s/ MARK HAYWARD

Mark Hayward Partner

Brisbane

31 March 2004

25	METAL STORM LIMITED ANNUAL REPORT

DIRECTORS’ DECLARATION At 31 December 2003

In accordance with a resolution of the Directors of Metal Storm Limited, I state that:

In the opinion of the Directors:

(a)	the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 31 December 2003 and of their performance for the year ended on that date; and

(ii)	complying with Accounting Standards and Corporations Regulations 2001; and

(b)	subject to the inherent uncertainty regarding going concern as expressed in Note 1 to the financial statements, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

/s/ T.J. O’DWYER

T.J. O’Dwyer Director

Brisbane

Date: 31 March 2004

STATEMENT OF FINANCIAL PERFORMANCE
Year ended 31 December 2003

		CONSOLIDATED		COMPANY
	NOTE	2002 $	2003 $	2002 $	2003 $
Revenue from ordinary activities	3	210,227	1,049,009	192,698	362,492
Cost of goods sold		—	(284,345)	—	—
Inventory provision		—	(164,217)	—	—
Employee expenses		(2,449,429)	(2,383,075)	(1,028,045)	(908,726)
Depreciation and amortisation expenses		(99,206)	(108,291)	(79,859)	(36,709)
Accounting and audit expenses		(155,672)	(153,550)	(155,672)	(153,550)
Legal expenses		(476,986)	(602,296)	(414,264)	(352,918)
Travel and entertainment expenses		(192,792)	(276,448)	(126,450)	(175,648)
Consulting expenses		(1,510,467)	(881,465)	(1,415,826)	(834,857)
Borrowing costs		(1,655)	(19,370)	(728)	(1,645)
Provision for diminution in intercompany receivable		—	—	—	(2,458,635)
General and administrative expenses		(2,166,598)	(2,954,948)	(1,878,111)	(2,498,883)

Loss from Ordinary Activities Before Income Tax Expense		(6,842,578)	(6,778,996)	(4,906,257)	(7,059,079)
Income tax benefit relating to ordinary activities	5	—	421,366	—	421,366

Net Loss Attribution to Members of Metal Storm Limited	27	(6,842,578)	(6,357,630)	(4,906,257)	(6,637,713)

Share issue costs		(28,892)	(34,816)	(28,892)	(34,816)

Total Revenues, Expenses and Valuation Adjustments Attributable to Members of Metal Storm Limited and Recognised Directly in Equity		(28,892)	(34,816)	(28,892)	(34,816)

Total Changes in Equity Other than those Resulting from transactions with owners as owners attributable to members of Metal Storm Limited		(6,871,470)	(6,392,446)	(4,935,149)	(6,672,529)

Earnings Per Share
- Basic (cents per share)	29	(1.60)	(1.44)
- Diluted (cents per share)	29	(1.60)	(1.44)

27	METAL STORM LIMITED ANNUAL REPORT

STATEMENT OF FINANACIAL POSITION
At 31 December 2003

		CONSOLIDATED		COMPANY
	NOTE	2002 $	2003 $	2002 $	2003 $
Current Assets
Cash assets		8,038,283	8,087,229	7,440,630	7,652,528
Receivables	10	99,439	603,137	99,439	88,907
Inventories	12	—	257,922	—	—
Other	11	485,258	611,604	485,258	588,661

Total Current Assets		8,622,980	9,559,892	8,025,327	8,330,096

Non-Current Assets
Receivables	13	11,671	11,671	2,458,635	2,252,506
Other financial assets	14	—	—	2,920	1,920,307
Property, plant and equipment	16	151,854	3,398,960	110,200	169,615
Intangibles	17	6,460,728	9,448,355	6,460,728	7,816,943

Total Non-Current Assets		6,624,253	12,858,986	9,032,483	12,159,371

Total Assets		15,247,233	22,418,878	17,057,810	20,489,467

Current Liabilities
Payables	18	1,752,819	2,560,124	1,715,653	1,749,829
Interest Bearing Liabilities	19	—	1,184,704	—	—
Provisions	20	421,871	377,184	94,643	119,780

Total Current Liabilities		2,174,690	4,122,012	1,810,296	1,869,609

Non-Current Liabilities
Payables	21	13,376	8,502	—	—
Interest Bearing Liabilities	22	—	1,546,341	—	—
Provisions	23	49,318	69,238	49,318	69,238
Other		—	32,915	—	2,486

Total Non-Current Liabilities		62,694	1,656,996	49,318	71,724

Total Liabilities		2,237,384	5,779,008	1,859,614	1,941,333

Net Assets		13,009,849	16,639,870	15,198,196	18,548,134

Equity
Contributed equity	26	27,096,633	37,084,284	27,096,633	37,084,284
Accumulated losses	27	(14,086,784)	(20,444,414)	(11,898,437)	(18,536,150)

Total Equity		13,009,849	16,639,870	15,198,196	18,548,134

STATEMENT OF CASH FLOWS
Year ended 31 December 2003

			CONSOLIDATED		COMPANY
	NOTE		2002 $	2003 $	2002 $	2003 $
Cash Flows From Operating Activities
Receipts from customers			—	502,812	—	—
Research programs funding received			338,717	348,570	337,157	10,056
Payments to suppliers and employees			(5,499,472)	(7,156,790)	(3,911,786)	(4,682,151)
Interest and bill discounts received			187,255	339,832	182,958	336,502
Interest and other costs of finance paid			(6,170)	(19,370)	(4,095)	(1,645)
Income tax refund - R & D			—	421,366	—	421,366
Other - GST received			—	170,638	—	170,638

Net cash flows from/(used in) operating activities	31	(b)	(4,979,670)	(5,392,942)	(3,395,766)	(3,745,234)

Cash Flows From Investing Activities
Payment for property, plant and equipment			(27,771)	(101,417)	(17,932)	(96,124)
Purchase of controlled Entity			—	61,001	—	—
Payment for intangible assets			(1,815,868)	(872,501)	(1,815,868)	(872,501)
Research and development costs paid			(544,114)	(633,715)	(544,114)	(633,714)

Net cash lows from/(used in) investing activities			(2,387,753)	(1,546,632)	(2,377,914)	(1,602,339)

Cash Flows From Financing Activities
Proceeds from issues of equity securities			9,420,855	7,078,784	9,420,855	7,078,784
Share issue costs			—	(34,816)	—	(34,816)
Proceeds from exercise of options			—	1,504	—	1,504
Repayment of borrowings			—	(56,952)	—	—
Advances for loan to subsidiary			—	—	(2,070,127)	(1,486,001)

Net cash lows from/(used in) financing activities			9,420,855	6,988,520	7,350,728	5,559,471

Net Increase (Decrease) In Cash Held			2,053,432	48,946	1,577,048	211,898

Add opening cash brought forward			6,118,822	8,038,283	5,977,041	7,440,630
Effects of exchange rate changes on cash			(133,971)	—	(113,459)	—

Closing cash carried forward	31	(a)	8,038,283	8,087,229	7,440,630	7,652,528

29	METAL STORM LIMITED ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS 31 December 2003

1.	GOING CONCERN

As previously disclosed, the company has progressed its internal research and development program to bring product to a stage where it is demonstrable to the US and Australian defence departments and to potential customers. In order to expedite this process, the company is using those funds previously raised at a rate of $600,000 per month. At 30 March 2004 the company has approximately $6 million available cash. The directors anticipate these funds are adequate to meet the company’s and consolidated entity’s commitments until at least January 2005, however, they are currently obtaining professional advice regarding the next tranche of fund raising. The directors anticipate that the company will raise between $15 and $25 million dollars in working capital during the 2004 financial year.

In December 2003, the company acquired 100% of ProCam Machine LLC (‘ProCam’) and this included the absorption of the debt carried by ProCam. The acquisition of ProCam and its obligations constitutes significant uncertainty to Metal Storm to continue to meet its debts as and when they fall due, however, it also brings a source of revenue to Metal Storm not previously available. Additionally, this acquisition provides the company with the capacity to build its prototypes in the USA, which is expected to be more cost effective.

The directors believe that the company and consolidated entity continue to be going concerns and that they will be able to meet their debts as and when they fall due for a period of 12 months from the date of signing this financial report. However, to the extent that the company and consolidated entity is reliant on a further capital raising in order to fund its working capital, there exists a risk as to the company and consolidated entity’s ability to continue as going concerns.

The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the company and consolidated entity not be able to continue as going concerns.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial report is a general purpose financial report, which has been prepared in accordance with the Corporations Act 2001, including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous years except for the accounting policy with respect to employee benefits.

The consolidated entity has adopted the revised Accounting Standard AASB 1028 “Employee Benefits”, which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously, the consolidated entity measured the provision for employee benefits based on remuneration rates at the date of recognition of the liability. In accordance with the requirements of the revised Standard, the provision for employee benefits is now measured based on the remuneration rates expected to be paid when the liability is settled. The revised policy did not have a material effect on opening balances nor on current year closing balances.

Significant Accounting Policies

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising Metal Storm Limited (the parent company) and all entities that Metal Storm Limited controlled from time to time during the year and at the reporting date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.

30

NOTES TO THE FINANCIAL STATEMENTS 31 December 2003

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

(b) Cash and cash equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purpose of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days. Interest is recognised as an expense as it accrues.

(c) Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due less a provision for any doubtful debts.

Interest is taken up as income on an accrual basis.

(d) Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

•	Raw material - purchase cost on a first-in-first-out basis; and

•	Finished goods and work-in-progress - cost of direct material and labour and a proportion of manufacturing overheads based on normal operating capacity.

(e) Investments

Investments in controlled entities are carried at the lower of cost and recoverable amount. Investments in associates are carried at the lower of the equity-accounted amount and recoverable amount in the consolidated financial report.

All other non-current investments are carried at the lower of cost and recoverable amount.

(f) Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition.

In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

(g) Property plant and equipment

Cost

All classes of property, plant and equipment are measured at cost.

Depreciation

Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land and investment properties.

Depreciation is calculated on a straight-line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life. The following estimated useful lives are used in the calculation of depreciation:

• Plant and equipment	2.5 to 5 years

• Leased plant and equipment	Lease term

(h) Patents, Trademarks and Licences

Patents, trademarks and licences are recorded at the cost of acquisition and amortised over their useful lives. The directors’ view of the useful life of existing patents, trademarks and licences ranges between 5 and 20 years. The annual amortisation expense has been capitalised to research and development during the year.

(i) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity.

Goodwill is amortised on a straight-line basis over the period during which benefits are expected to be received, which is currently 5 years.

31	METAL STORM LIMITED ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS 31 December 2003

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

(j) Recoverable Amount of Non-Current Assets

Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. In determining the recoverable amount of non-current assets, the expected net cash flows have not been discounted to their present value.

(k) Accounts Payable

Trade payables and other accounts payable are recognised when the economic entity becomes obliged to make future payments resulting from the purchase of goods and services.

(l) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly in net profit.

(m) Interest-bearing liabilities

All loans are measured at the principal amount. Interest is recognised as an expense as it accrues.

(n) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, have been used.

Employee benefit expenses and revenues arising in respect of the following categories:

•	wages\ and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits; and

•	other types of employee benefits

are recognised against profits on a net basis in their respective categories.

The value of the equity-based compensation scheme described in note 8 is not being recognised as an employee benefits expense.

Equity instruments issued in settlement of employee benefit liabilities for services rendered have been recognised as an employee benefits expense.

(o) Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

(p) Contributed Equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(q) Earnings per share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

•	Costs of servicing equity (other than dividends) and preference share dividends;

•	The after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•	Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares; divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(r) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Research Program Income

Revenue arising from research program income is recognised when the services required to be performed under the relative milestone/deliverable requirement has been completed and the entitlement to the income earned.

Sale of goods

Control of the goods has passed to the buyer.

Interest

Control of the right to receive the interest payment.

(s) Research and Development Costs

Metal Storm technology acquisition and research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. When research and development costs are deferred, such costs are amortised over the period in which the corresponding benefits are expected to arise, commencing with the commercial production of the product. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount so identified is written off.

(t) Technology Development

Expenditure by third parties to model and further develop the existing Metal Storm technology has not been recognised as an asset. This expenditure is not administered by the company, however the company retains the ownership of key elements of the intellectual property that is produced by these development programs.

(u) Foreign Currency

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Translation of financial reports of overseas operations

All overseas operations are deemed to be integrated, as they are financially and operationally dependent on Metal Storm Limited.

The financial reports of those entities are translated using the temporal rate method and any exchange differences are recognised in the Statement of Financial Performance in the reporting period in which they arise.

33	METAL STORM LIMITED ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

(v) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

•	where the amount of GST incurred is not recoverable from the taxation authority, in which case it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

•	for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables, in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(w) Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

(x) Comparatives

Where necessary comparatives have been reclassified and repositioned for consistency with current year disclosures.

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

	CONSOLIDATED		COMPANY
	2002 $	2003 $	2002 $	2003 $
3. REVENUE FROM ORDINARY ACTIVITIES

Revenues from operating activities
Revenue from sale of goods	—	360,607	—	—
Revenue from research programs	22,738	348,570	9,506	25,990

Total revenues from operating activities	22,738	709,177	9,506	25,990

Revenues from non-operating activities
Interest	187,255	339,832	182,958	336,502
Other revenue	234	—	234	—

Total revenues from non-operating activities	187,489	339,832	183,192	336,502

Total Revenues from ordinary activities	210,227	1,049,009	192,698	362,492

4. EXPENSES AND LOSSES

(a) Expenses
Cost of goods sold	—	284,345	—	—
Depreciation of non-current assets:
Leased plant and equipment	—	21,261	—	—
Leasehold improvements	683	515	683	515
Plant and equipment	98,523	58,941	79,176	36,194

Total depreciation of non-current assets	99,206	80,717	79,859	36,709
Amortisation of non-current assets
Goodwill	—	27,574	—	—
Total amortisation of non-current assets	—	27,574	—	—

Total depreciation and amortisation expenses	99,206	108,291	79,859	36,709

Borrowing costs expensed
Interest-expense	1,655	19,370	728	1,645

Total borrowing costs expensed	1,655	19,370	728	1,645

Decrement in value of inventories	—	164,217	—	—
(b) Losses/(gains)
Net foreign currency (gains)/losses	133,971	56,931	113,459	83,438
(c) Specific items
Profit from ordinary activities before income tax expenses includes the following specific expenses whose disclosure is relevant in explaining the financial performance of the entity: Provision for diminution in intercompany receivable	—	—	—	2,458,635

35	METAL STORM LIMITED ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

	CONSOLIDATED		COMPANY
	2002 $	2003 $	2002 $	2003 $
5. INCOME TAX

The prima facie tax, using tax rates applicable in country of operation, on loss differs from income tax provided in the financial statements as follows.

Prima facie tax on loss from ordinary activities	(2,052,773)	(2,033,698)	(1,471,877)	(2,117,724)
Tax effect on permanent differences
Non-deductible legal expenses	49,246	—	39,938	—
Research & development	(93,309)	(102,000)	(93,309)	(102,000)
Amortisation of intangible assets	—	8,272	—	—
Other	7,979	—	7,879	—
Research and development 125% concession	—	421,366	—	421,366
Under provision of prior year	—	(421,366)	—	(421,366)
Tax losses not brought to account	2,088,857	1,706,060	1,517,369	1,798,358

Income tax benefit attributable to operating loss	—	421,366	—	421,366

Income Tax Losses
Future income tax benefit arising from tax losses not recognised at reporting date as the realisation of the benefit is not regarded as virtually certain.	4,586,000	6,292,000	3,909,000	5,708,000

The future income tax benefit will only be obtained if:

a)	future assessable income is derived of a nature and of amount sufficient to enable the benefit to be realised;

b)	the conditions for deductibility imposed by tax legislation continue to be complied with; and

c)	no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

	CONSOLIDATED		COMPANY
	2002 $	2003 $	2002 $	2003 $
6. DIRECTORS’ REMUNERATION

The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of the company, directly or indirectly, by the company or by any related party.			1,032,442	509,953

The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of each entity in the economic entity, directly or indirectly, by the entities in which they are Directors or by any related party.	1,032,442	509,953

			2002 NUMBER	2003 NUMBER
The number of Directors of the company whose total income falls within each successive $10,000 band of income:
$- - $ 9,999			1	3
$10,000 - $ 19,999			—	1
$20,000 - $ 29,999			1	—
$40,000 - $ 49,999			2	3
$60,000 - $ 69,999			1	1
$160,000 - $169,999			1	—
$290,000 - $299,999			—	1
$470,000 - $479,999			1	—

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

	CONSOLIDATED		COMPANY
	2002 $	2003 $	2002 $	2003 $
7. EXECUTIVES’ REMUNERATION

Aggregate remuneration of executive officers of the company working mainly in Australia and receiving $100,000 or more from the company or from any related party.			605,053	418,654

Aggregate remuneration of executive officers of each entity in the economic entity working mainly in Australia and receiving $100,000 or more from the entity for which they are executive officers or from any related party.	1,174,357	1,341,990

	NUMBER	NUMBER	NUMBER	NUMBER
The number of executive officers whose remuneration falls within each successive $10,000 band of income:
$120,000 - $129,999	1	1	1	1
$190,000 - $199,999	—	1	—	—
$250,000 - $259,999	1	—	—	—
$270,000 - $279,999	—	1	—	—
$290,000 - $299,999	—	1	—	1
$310,000 - $319,999	1	—	—	—
$450,000 - $459,999	—	1	—	—
$470,000 - $479,000	1	—	1	—

8.	EXECUTIVE AND EMPLOYEE SHARE OPTION PLAN

The company operates a discretionary employee option plan (“Plan”) to enable the Board to provide an incentive and to reward full time executives and employees for the key role that they will play in the future success of the company. A summary of the Terms of the Plan is as follows:

Invitations to participate in the Plan are at the absolute discretion of the Board. Any invitation shall specify the precise details of the invitation, such as maximum number of shares, date by which application must be made by the invitee, the exercise price and any conditions attached to the exercise of the option. The exercise price shall not be less than the market price of the company’s shares on the date determined by the Board. The aggregate number of shares subject to options shall not exceed 5% of the company’s shares then on issue. There are also individual limits on the number of options which may be granted to employees.

The exercise period is the earlier of: (a) the third anniversary of the date of grant of the option; (b) the date on which any special circumstances including death, disability, redundancy, retirement or cessation of employment arise; (c) a takeover, compulsory acquisition, reconstruction, amalgamation or liquidation; and ending on the earliest of (d) the date which is 2 days before the tenth anniversary of the date of grant; (e) the last day before the first anniversary of the date on which any special circumstance arises; (f) the expiry of specific time frames set out in the Plan in relation to the circumstances in (c) above.

An option shall lapse upon expiry of the exercise period, termination of the option holder’s employment otherwise than in a special circumstance, upon the option holder’s being adjudicated bankrupt or any purported alienation of the options by the option holder.

The Board may, at any time, cease making further offers or invitations but the subsisting rights of option holders shall not be affected.

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

8.	EXECUTIVE AND EMPLOYEE SHARE OPTION PLAN CONTINUED...

(a) Options pursuant to the Executive and Employee Share Option Plan

Information with respect to the number of options granted under the executive and employee share option plan are as follows:

			2002		2003
	NOTE		NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Balance at beginning of year	(i	)	575,000	$1.16	575,000	$1.16
- granted	(ii	)	—		85,000	$0.40
Balance at end of year	(iii	)	575,000	$1.16	660,000	$1.06

Exercisable at end of year			575,000	$1.16	635,000	$0.94

(i)	Options held at the beginning of the reporting period.

The following table summarises information about unlisted options held by employees and executives as at 1 January 2003:

NUMBER OF OPTIONS	GRANT DATE	DESCRIPTION	WEIGHTED AVERAGE EXERCISE PRICE AUD
575,000	3 July 2001	On or before 2 July 2004	$1.16

(ii)	Options granted during the reporting period:

The following table summarises information about unlisted options granted during the period:

NUMBER OF OPTIONS	GRANT DATE	VESTING DATE	EXERCISE PRICE AUD	EXPIRY DATE
5,000	4 June 2003	4 June 2003	$0.39	4 June 2008
25,000	3 September 2003	3 September 2004	$0.40	3 September 2005
55,000	3 September 2003	3 September 2003	$0.40	3 September 2006

(iii)	Options held at the end of the reporting period:

NUMBER OF OPTIONS	GRANT DATE	VESTING DATE	EXERCISE PRICE AUD	EXPIRY DATE
575,000	3 July 2001	3 July 2001	$1.16	2 July 2004
5,000	4 June 2003	4 June 2003	$0.39	4 June 2004
25,000	3 September 2003	3 September 2004	$0.40	3 September 2005
55,000	3 September 2003	3 September 2003	$0.40	3 September 2006

39	METAL STORM LIMITED ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

8.	EXECUTIVE AND EMPLOYEE SHARE OPTION PLAN CONTINUED...

(b) Options not pursuant to the Employee and Executive Option Plan:

Information with respect to Options issued not pursuant the Executive and Employee Option Plan detailed above, however in line with the powers contained in the company’s constitution, is as follows:

			2002		2003
	NOTE		NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Balance at beginning of year	(i	)	6,970,000	$0.23	6,599,165	$0.23
-granted	(ii	)	129,165	$1.09	793,000	$0.53
-lapsed			—	—	(870,000)	$0.51
-exercised			(500,000)	$0.48	—

Balance at end of year	(iii	)	6,599,165	$0.22	6,522,165	$0.21

Exercisable at end of year			1,599,165	$0.89	1,522,165	$0.98

(i)	Options held at the beginning of the reporting period:

The following table summarises information about unlisted options held by employees and executives as at 1 January 2003:

NUMBER OF OPTIONS	GRANT DATE	DESCRIPTION	WEIGHTED AVERAGE EXERCISE PRICE AUD
125,000	16 March 2000	On or before 16 March 2003 (i)	$0.56
500,000	31 May 2000	On or before 31 May 2003 (i)	$0.48
245,000	28 June 2001	On or before 16 March 2003 (i)	$0.56
5,000,000	3 July 2001	Exercisable from the date of grant based on share price levels being achieved(ii)	$0.01
300,000	19 December 2001	On or before 18 December 2004	$1.15
300,000	19 December 2001	On or before 18 December 2004	$1.64
31,250	9 April 2002	On or before 8 April 2005	$1.16
50,000	25 June 2002	On or before 25 June 2005	$1.16
31,250	8 October 2002	On or before 8 October 2005	$1.16
16,665	17 October 2002	On or before 17 October 2004	$0.57

(i)	The options expired during the year.

(ii)	The options are exercisable for a period of 10 years from the date of grant based on share price levels of the Company’s shares being achieved and maintained for a period of 30 days, as follows:

SHARE PRICE LEVEL USD	OPTIONS EXERCISABLE
$1.00	1,000,000
$2.00	2,000,000
$4.00	1,000,000
$5.00	1,000,000

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

8.	EXECUTIVE AND EMPLOYEE SHARE OPTION PLAN CONTINUED...

(ii)	Options granted during the reporting period:

The following table summarises information about unlisted options granted during the period:

NUMBER OF OPTIONS	GRANT DATE	NOTE	EXERCISE PRICE AUD	EXPIRY DATE
62,500	4 June 2003	(i)	$1.16	8 April 2005
25,000	4 June 2003	(i)	$0.56	30 December 2006
31,250	3 September 2003	(i)	$1.16	3 September 2006
12,500	3 September 2003	(i)	$0.56	30 December 2006
500,000	3 September 2003	(ii)	$0.40	3 September 2006
31,250	31 October 2003	(i)	$1.16	31 October 2006
12,500	31 October 2003	(i)	$0.56	31 October 2006
118,000	19 November 2003	(ii)	$0.40	19 November 2006

(i)	Options issued to executives in accordance with their employment contracts.

(ii)	Options issued in lieu of cash bonuses payable under employee contracts.

(iii)	Options held at the end of the reporting period:

NUMBER OF OPTIONS	GRANT DATE	EXERCISE PRICE AUD	EXPIRY DATE
16,665	17 October 2002	$0.57	17 October 2004
300,000	19 December 2001	$1.15	18 December 2004
300,000	19 December 2001	$1.64	18 December 2004
31,250	9 April 2002	$1.16	8 April 2005
50,000	25 June 2002	$1.16	25 June 2005
31,250	8 October 2002	$1.16	8 October 2005
62,500	4 June 2003	$1.16	4 June 2006
31,250	3 September 2003	$1.16	3 September 2006
500,000	3 September 2003	$0.40	3 September 2006
31,250	31 October 2003	$1.16	31 October 2006
12,500	31 October 2003	$0.56	31 October 2006
118,000	19 November 2003	$0.40	30 December 2006
25,000	4 June 2003	$0.56	30 December 2006
12,500	3 September 2003	$0.56	30 December 2006
5,000,000	3 July 2001	$0.01	Exercisable from the date of grant based on share price levels being achieved

41	METAL STORM LIMITED ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

31 December 2003

			CONSOLIDATED		COMPANY
	NOTE		2002 $	2003 $	2002 $	2003 $
9. REMUNERATION OF AUDITORS
Audit or review of the financial report			38,260	94,000	23,500	63,000
Other services	(i	)	101,115	60,000	115,875	60,000

			139,375	154,000	139,375	123,000

(i) includes fees received for the audit of US GAAP financial statements.

10. RECEIVABLES (CURRENT)

Trade receivables			—	486,842	—	—
Goods and services tax (GST) recoverable			86,857	72,973	86,857	72,973
FBT Receivable			5,402	—	5,402	—
Other - Sundry debtors			7,180	43,322	7,180	15,934

			99,439	603,137	99,439	88,907

Terms and conditions

Terms and conditions relating to the above financial instruments.

(i) Trade debtors are non-interest bearing and generally on 30 day terms.

(ii) Sundry debtors are non-interest bearing and generally have repayment terms of 30 days.

11. OTHER RECEIVABLES (CURRENT)

Deposits			—	22,943	—	—
Prepaid insurance			404,958	480,423	404,958	480,423
Prepayments			80,300	108,238	80,300	108,238

			485,258	611,604	485,258	588,661

12. INVENTORIES

Raw materials and stores
At cost			—	97,801	—	—
Provision for diminution in value			—	(46,728)	—	—

			—	51,073	—	—
Work in progress
At cost			—	324,338	—	—
Provision for diminution in value				(117,489)	—	—

			—	206,849	—	—

Total inventories at lower of cost and net realisable value			—	257,922	—	—

NOTES TO THE FINANCIAL STATEMENTS

31 December 2003

			CONSOLIDATED		COMPANY
	NOTE		2002 $	2003 $	2002 $	2003 $
13. RECEIVABLES (NON-CURRENT)

Amounts due from controlled entities			—	—	2,458,635	4,176,382
Provision for doubtful debts					—	(2,458,635)

					2,458,635	1,717,749

Amounts due from wholly owned entities - interest bearing			—	—	—	543,759
Other - Security deposit	(i	)	11,671	11,671	—	—

			11,671	11,671	2,458,635	2,252,506

(i)       The amounts due from wholly owned entities - interest bearing are promissory notes which Metal Storm Limited took over in the acquisition of ProCam Machine LLC. The interest is calculated quarterly at the rate of 10% p.a.

14. OTHER FINANCIAL ASSETS (NON-CURRENT)

Investments at cost comprise:

Shares in controlled entities – unlisted			—	—	2,920	1,920,307

15.	INTERESTS IN SUBSIDIARIES

	COUNTRY OF INCORPORATION	PERCENTAGE OF EQUITY HELD BY THE CONSOLIDATED ENTITY		INVESTMENT
		2002	2003	2002	2003
Metal Storm Inc.	USA	100%	49%	2,920	2,920
ProCam Machine LLC	USA	—	100%	—	1,917,387

The new structure of Metal Storm Inc allows the company to bid directly on US defence projects under the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the company. To be compliant with the requirements of the US Department of Defense, it was necessary to create Metal Storm Inc as a 49% owned entity by Metal Storm Limited, and place the other 51% in trust for the benefit of Metal Storm Inc.’s US resident employees. For the purposes of financial reporting, Metal Storm continues to control Metal Storm Inc. and consolidates 100% of the assets and liabilities of this subsidiary.

43	METAL STORM LIMITED ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

31 December 2003

	CONSOLIDATED		COMPANY
	2002 $	2003 $	2002 $	2003 $
16. PROPERTY, PLANT AND EQUIPMENT
Leasehold Improvements
At cost	3,419	3,419	3,419	3,419
Accumulated depreciation	(797)	(1,312)	(797)	(1,312)

	2,622	2,107	2,622	2,107
Plant and equipment under lease
At cost	—	2,317,874	—	—
Accumulated depreciation	—	(21,261)	—	—

	—	2,296,613	—	—
Plant and equipment
At cost	367,417	1,377,366	304,437	400,561
Accumulated depreciation	(218,185)	(277,126)	(196,859)	(233,053)

	149,232	1,100,240	107,578	167,508
Total property, plant and equipment
At cost	370,836	3,698,659	307,856	403,980
Accumulated depreciation	(218,982)	(299,699)	(197,656)	(234,365)

Total written down value	151,854	3,398,960	110,200	169,615

Reconciliations
Reconciliations of the carrying amounts of property, plant and equipment at the beginning and end of the current financial year.
Leasehold Improvements
Carrying amount at beginning		2,622		2,622
Depreciation expense		(515)		(515)

		2,107		2,107

Plant and equipment under lease
Carrying amount at beginning		—		—
Additions through acquisitions of entities		2,317,874		—
Depreciation expense		(21,261)		—

		2,296,613		_

Plant and equipment
Carrying amount at beginning		149,232		107,578
Additions		101,417		96,124
Additions through acquisitions of entities		908,532		—
Depreciation expense		(58,941)		(36,194)

		1,100,240		167,508

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

	CONSOLIDATED		COMPANY
	2002 $	2003 $	2002 $	2003 $
17. INTANGIBLES

Goodwill	—	1,658,986	—	—
Accumulated amortisation	—	(27,574)	—	—

	—	1,631,412	—	—

Patents, trademarks and licences	3,446,392	4,318,892	3,446,392	4,318,892
Accumulated amortisation	(714,084)	(1,226,962)	(714,084)	(1,226,962)

	2,732,308	3,091,930	2,732,308	3,091,930

Other (Metal Storm Technology)	1,125,000	1,125,000	1,125,000	1,125,000
Accumulated amortisation	(1,125,000)	(1,125,000)	(1,125,000)	(1,125,000)

	—	—	—	—

Other (Research & Development)	3,728,420	4,725,013	3,728,420	4,725,013

	6,460,728	9,448,355	6,460,728	7,816,943

Aggregate amortisation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year	1,460,136	512,878	1,460,136	512,878

18. PAYABLES (CURRENT)

Trade payables	489,158	1,515,760	451,892	936,022
PAYG tax payable	2,486	—	2,486	—
Other sundry accruals	1,261,175	1,044,364	1,261,275	813,807

	1,752,819	2,560,124	1,715,653	1,749,829

Terms and Conditions

Terms and conditions relating to the above financial instruments.

(i) Trade creditors are non-interest bearing and normally settled on 30 day terms.

(ii) Other creditors are non-interest bearing and generally settled on 30 day terms.

19. INTEREST-BEARING LIABILITIES (CURRENT)

Lease liability	—	606,315	—	—
Bank loans	—	578,389	—	—

	—	1,184,704	—	—

Terms and Conditions

Terms and conditions relating to the above financial instruments.

(i) Finance leases have an average lease term of 5 years and a weighted average interest rate of 8.3%

(ii) Other creditors are non-interest bearing and generally settled on 30 day terms.

20. PROVISIONS (CURRENT)

Employee benefits (note 24)	421,871	377,184	94,643	119,780

45	METAL STORM LIMITED ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

21. PAYABLES (NON-CURRENT)

Payables	13,376	8,502	—	—

22. INTEREST-BEARING LIABILITIES (NON-CURRENT)

Lease liability	—	1,546,341	—	—

Terms and Conditions

Terms and conditions relating to the above financial instruments.

(i) Finance leases have an average lease term of 5 years and a weighted average interest rate of 8.3%.

23. PROVISIONS (NON-CURRENT)

Employee benefits (note 24)	49,318	69,238	49,318	69,238

	CONSOLIDATED		COMPANY
	2002 $	2003 $	2002 $	2003 $

24. EMPLOYEE BENEFITS

The aggregate employee entitlement liability recognised and included in the financial statements is as follows:
Provision for employee benefits:
Current (note 20)	421,871	377,184	94,643	119,780
Non-current (note 24)	49,318	69,238	49,318	69,238

	471,189	446,422	143,961	189,018

	NUMBER	NUMBER	NUMBER	NUMBER
Number of employees at end of financial year	10	60	6	8

25. NON-HEDGED FOREIGN CURRENCY BALANCES

The Australian dollar equivalent of foreign currency balances included in the financial statements which are not effectively hedged are as follows:

US Dollars

Current - cash on deposit	1,115,860	492,826	519,119	58,124
Current - payables	—	810,295	—	—
Non-current - payables	13,376	1,554,843	—	—

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

	NOTE		CONSOLIDATED		COMPANY
			2002 $	2003 $	2002 $	2003 $
26 CONTRIBUTED EQUITY

(a) Issued and paid up capital

460,254,890 fully paid ordinary shares (2002: 438,878,548)			27,096,633	37,084,284	27,096,633	37,084,284

(b) Movements in shares on issue
			2002 NUMBER	2002 $	2003 NUMBER	2003 $
Balance at beginning of financial year			423,403,558	17,025,502	438,878,548	27,096,633
Issued during the year:
- private equity raising			14,142,700	9,192,755	—	—
- less transaction costs			—	(28,442)	—	—
- exercise of options at exercise price of $0.65			15,802	10,271	2,313	1,504
- exercise of options at exercise price of $0.48			500,000	240,000	—	—
- issued under an employment contract			50,000	26,000	50,000	25,000
- issued under the terms of a consultancy agreement			766,488	398,574	59,472	26,168
SPP equity raising			—	—	15,730,631	7,078,784
- less transaction costs			—	—	—	(34,816)
Fair value of shares issued as purchase consideration in accordance with purchase agreement	(i	)			3,913,034	1,917,387
Fair value of shares issued as repayment of promissory note			—	—	1,184,713	552,320
Fair value of shares issued as payment for services rendered in connection with the acquisition of ProCam Machine LLC	(i	)	—	—	427,180	207,120
Fair value of options issued as purchase consideration in accordance with consultancy agreements			—	231,973	—	—
Issue of options in lieu of cash bonus payable to employees under the terms of their employment contracts			—	—	—	214,184

Balance at end of financial year			438,878,548	27,096,633	460,245,890	37,084,284

(i)	Refer to note 31 for further details.

(c)	Terms and Conditions of Contributing Equity

Fully paid ordinary shares carry one vote per share and carry the right to dividends

(d)	Share Options

Options over ordinary shares:

Unlisted options

During the financial year, 878,000 options were issued over ordinary shares. The options had an average exercise price of $0.52. At year end there were a total of 7,182,165 (2002: 7,174,165) unissued ordinary shares in respect of which options were outstanding. Further details are provided in note 8.

47	METAL STORM LIMITED ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

26.	CONTRIBUTED EQUITY CONTINUED...

Listed options

During the financial year Metal Storm Limited issued listed options as follows:

	2002		2003
	NUMBER OF OPTIONS	FIXED EXERCISE PRICE	NUMBER OF OPTIONS	FIXED EXERCISE PRICE
Balance at beginning of year	—		36,795,959	$0.65
- placement under a private equity raising	14,142,700	$0.65	—	—
- bonus issue	21,902,573	$0.65	—	—
- issued under the terms of a consultancy agreement	766,488	$0.65	—	—
- exercised	(15,802)	$0.65	(2,313)	$0.65

Balance at end of year	36,795,959	$0.65	36,793,646	$0.65

Exercisable at end of year	36,795,959	$0.65	36,793,646	$0.65

Listed options have an exercise price of $0.65 and expire on 6 September 2004.

	CONSOLIDATED		COMPANY
	2002 $	2003 $	2002 $	2003 $
27. ACCUMULATED LOSSES
Balance at beginning of financial year	(7,244,206)	(14,086,784)	(6,992,180)	(11,898,437)
Net loss attributed to members of Metal Storm Limited	(6,842,578)	(6,357,630)	(4,906,257)	(6,637,713)

Balance at end of financial year	(14,086,784)	(20,444,414)	(11,898,437)	(18,536,150)

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

28.	SEGMENT INFORMATION

(a)	Business Segment - Primary segment

The consolidated entity operates in research and development of ballistics technology and manufacturing.

	R&D		MANUFACTURING		ELIMINATIONS		CONSOLIDATED
	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $
Revenue
Sales to customers
outside the economic entity	—	—	—	360,607			—	360,607
Other revenue	22,972	348,570	—	—			22,972	348,570

Total revenue	22,972	348,570	—	360,607			22,972	709,177

Interest revenue							187,255	339,832

Total consolidated revenue							210,227	1,049,009

Results
Segment result	(6,527,245)	(5,638,262)	—	(421,810)			(6,527,245)	(6,060,072)

Unallocated expenses							(315,333)	(297,558)

Consolidated operating loss from ordinary activities before income tax expense							(6,842,578)	(6,357,630)
Income tax expense /(benefit)							—	—

Consolidated entity profit from ordinary activities after income tax expense							(6,842,578)	(6,357,630)

Assets
Segment Assets	17,708,789	19,208,132		4,170,285	(2,461,556)	(959,539)

Total Assets			—				15,247,233	22,418,878

Liabilities
Segment Liabilities	4,696,019	2,164,911	—	4,215,700	(2,458,635)	(601,603)

Total Liabilities							2,237,384	5,779,008

49	METAL STORM LIMITED ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

28.	SEGMENT INFORMATION CONTINUED...

(a)	Business Segment - primary segment continued...

	R&D		MANUFACTURING		ELIMINATIONS		CONSOLIDATED
	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $
Other segment information:
Acquisition of property, plant and equipment, intangible assets and other non-current assets	2,387,753	96,124	—	3,226,406	—	—	2,387,753	3,322,530
Depreciation /Amortisation	99,206	79,019	—	29,272	—	—	99,206	108,291
Non-cash expenses other than depreciation	784,139	2,931,107	—	164,217	—	(2,458,635)	784,139	636,689

(b)	Geographical Segment - secondary segment

	AUSTRALIA		NORTH AMERICA		ELIMINATIONS		CONSOLIDATED
	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $
Revenues
Sales to customers outside the economic entity				360,607	—	—	—	360,607
Other revenue	266,040	362,492	40,260	325,910	—	—	306,300	688,402

Total revenue	266,040	362,492	40,260	686,517	—	—	306,300	1,049,009

Results
Segment result	(4,590,923)	(3,829,673)	(1,936,322)	(2,230,399)	—	—	(6,527,245)	(6,060,072)

Unallocated expenses							(315,333)	(297,558)

Consolidated operating loss from ordinary activities before income tax expense							(6,842,578)	(6,357,630)
Income tax expense /(benefit)							—	—

							(6,842,578)	(6,357,630)

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

28.	SEGMENT INFORMATION CONTINUED...

(b)	Geographical Segment - secondary segment continued...

	AUSTRALIA		NORTH AMERICA		ELIMINATIONS		CONSOLIDATED
	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $
Assets
Segment Assets	17,057,810	18,858,055	650,979	6,238,109	(2,461,556)	(2,677,286)

Total Assets							15,247,233	22,418,878

Liabilities

Segment Liabilities	1,859,612	1,868,360	2,836,407	8,615,660	(2,458,635)	(4,705,012)

Total Liabilities							2,237,384	5,779,008

51	METAL STORM LIMITED ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

	CONSOLIDATED
	2002 $	2003 $
29. EARNINGS PER SHARE
The following reflects the income and share data used in the calculations of basic and diluted earnings per share:
Net loss	(6,842,578)	(6,357,630)

	NUMBER OF SHARES
	2002	2003
The weighted number of ordinary shares on issue used in the calculation of basic earnings per share	428,801,790	442,519,126

Diluted earnings per share is the same as basic earnings per share as the group is in losses. As a result, the inclusion of the company’s options in the diluted earnings per share calculation would be anti-dilutive and therefore are not considered.

30.	RELATED PARTY DISCLOSURES

(a)	Directors

The directors of Metal Storm Limited during the financial year were:

Admiral W.A. Owens	Dr D. Alspach (appointed 29 August 2003)
General W.A. Downing	J.B.L Heading (retired 26 March 2003)
J.M. O’Dwyer	K.J. Dart (retired 3 October 2003)
Lt Gen Daniel W. Christman	P.L.G Pursey (retired 26 March 2003)
T.J. O’Dwyer

(b)	Wholly owned group transactions

Loans made to wholly-owned subsidiaries outstanding at 31 December 2003 totaled $534,759. Interest is calculated quarterly at a rate of 10%p.a.

(c)	Other related party transactions

Loans made to controlled entities, other than wholly-owned subsidiaries, outstanding at 31 December 2003 totaled $4,176,382. Loans were non-interest bearing and had no set repayment terms. At year end a provision for doubtful debts was taken up to the amount of $2,458,635.

(d)	Director Transactions

Loans

J.M. O’Dwyer had a loan outstanding at 31 December 2003 to Metal Storm Limited totalling $203 (2002: $947). Repayments received during the year totaled $744 (2002: $nil). The loan was non-interest bearing and had no fixed repayment terms.

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

30.	RELATED PARTY DISCLOSURES CONTINUED

(e)	Equity instruments of Directors

Instruments at balance date:

Interests in the equity instruments of Metal Storm Limited held by Directors of the reporting entity and their director related entities are:

	ORDINARY SHARES		OPTIONS OVER ORDINARY SHARES
	2002 NUMBER	2003 NUMBER	2002 NUMBER	2003 NUMBER
K.J. Dart	114,476,181	N/A	—	N/A
J.B.L. Heading	1,055,000	N/A	—	N/A
J.M. O’Dwyer	199,729,559	199,729,559	9,986,478	9,986,478
T.J. O’Dwyer	50,000	61,111	—	2,500
W.A. Owens	—	—	3,000,000	3,000,000
P.L.G. Pursey	7,685,000	N/A	—	N/A
W.A. Downing (reappointed 22 October 2002)	500,000	500,000	2,000,000	2,000,000
D.W. Christman	—	—	—	—
Dr D. Alspach	—	—	—	—

	323,495,740	200,290,670	14,986,478	14,986,478

Mr J.B.L. Heading resigned from the board on 26 March 2003;

Mr P.L.G. Pursey resigned from the board on 26 March 2003;

Mr K.J. Dart resigned from the board on 3 October 2003;

General W.A. Downing did not exercise those options over shares falling due in 2003 and allowed these to expire;

Dr D. Alspach was appointed to the board on 29 August 2003.

Movements in Directors’ equity holdings:

Mr T. O’Dwyer participated in the Share purchase plan in 2003 to the maximum allowable level of $5,000 or 11,111 ordinary shares.

(f)	Other Transactions with Directors

During the financial year, amounts totalling $6,120 (2002: $54,120) were paid or payable by the company to BDO Kendalls business advisors for accounting and consultancy services, of which Mr TJ O’Dwyer is a partner.

During the financial year, amounts totalling $37,008 (2002: $152,356) were paid or payable by the company to Admiral WA Owens (US Navy retired) pursuant to a consultancy agreement with the company.

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

	CONSOLIDATED		COMPANY
	2002 $	2003 $	2002 $	2003 $
31. STATEMENT OF CASH FLOWS
(a) Reconciliation of Cash
Cash balance comprises:
- cash assets	8,038,283	8,087,229	7,440,630	7,652,528

Closing cash balance	8,038,283	8,087,229	7,440,630	7,652,528

(b) Reconciliation of net loss after tax to net cash flows from operations:
Operating loss from ordinary activities after related income tax	(6,842,578)	(6,357,630)	(4,906,257)	(6,637,315)
Depreciation and amortisation of non-current assets	99,206	108,291	79,859	36,709
Foreign exchange loss	133,971	(126,822)	113,459	17,561
Fair value of services paid for via issue of shares	650,168	472,472	650,168	258,288
Write-off of inventory	—	164,217	—	—
Provision for intercompany doubtful debts	—	—	—	2,458,635
Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses:
(Increase)/decrease in assets:
Current receivable	315,746	61,690	327,417	(19,611)
Prepayments	(340,725)	41,274	(340,725)	(90,821)
Inventory	—	(98,063)
Increase/(decrease) in liabilities:
Current trade payables	288,746	497,163	251,565	184,176
Other current liabilities	727,065	—	403,767	45,058
Other non-current liabilities	(11,269)	(154,994)	24,981	2,486

	(4,979,670)	(5,392,942)	(3,395,766)	(3,745,234)

(c)	Non-cash financing and investing activities

Equity instruments issued as payment

In December 2003, the company acquired ProCam Machine LLC (ProCam), a company based in Seattle, Washington, USA. The consideration paid for this acquisition was 3,919,034 shares. The market value of the shares issued was $1,917,387.

On the same dates as the acquisition of ProCam, the company repaid a promissory note owed by ProCam on its behalf, having a value of $552,320 via the issuance of 1,184,713 shares. This promissory note is now owed to the company.

During the year a total of 486,652 shares were issued as payment for services rendered by third parties to the company. The total value of the shares issued was $233,288.

The company paid bonuses owing to executives by way of the issuance of 618,000 options having a value of $214,184.

The company issued 50,000 shares to an employee having a value of $25,000 in accordance with the terms of their employment contract.

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

31.	STATEMENT OF CASH FLOWS CONTINUED...

(d) Acquistion of controlled entity

On 11 December 2003, effective from 1 December 2003, Metal Storm Limited acquired 100% of the voting share capital of ProCam, a company based in Seattle, Washington, USA specialising in the manufacturing of defence products. The components of the acquisition were: Consideration was 3,919,034 shares of Metal Storm Limited having a market value of $1,917,387 - on the effective date that Metal Storm Limited acquired ProCam.

Net assets of ProCam Machine LLC on 1 December 2003:

$A
Cash	61,001
Receivables	591,854
Inventories	323,535
Prepayments & deposits	68,179
Property, plant and equipment (net)	3,226,407

4,270,976

Less:
Payables	333,454
Interest bearing liabilities (current)	1,277,353
Interest bearing liabilities (long term)	2,200,386
Provisions	103,272
Other accruals	98,110

4,012,575

Fair value of tangible assets	258,401
Goodwill arising on acquisition	1,658,986

1,917,387

Net cash effect:
Cash consideration	—
Cash included in net assets acquired	61,001

Cash received on acquisition	61,001

55	METAL STORM LIMITED ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

32.	FINANCIAL INSTRUMENTS

(a) Significant Accounting Policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

(b) Interest Rate Risk

The following table details the economic entity’s exposure to interest rate risk as at the 31 December 2002:

	FIXED INTEREST RATE MATURITY
2002	AVERAGE INTEREST RATE %	VARIABLE INTEREST RATE $’000	LESS THAN 1 YEAR $’000	1 TO 5 YEARS $’000	MORE THAN 5 YEARS $’000	NON- INTEREST BEARING $’000	TOTAL 2002 $’000
Financial Assets
Cash	4.6%	2,067,396	5,969,475	—	—	1,412	8,038,283

		2,067,396	5,969,475	—	—	1,412	8,038,283

Financial Liabilities
Trade payables	—	—	—	—	—	1,752,819	1,752,819
Employee entitlements	—	—	—	—	—	471,188	471,188

		—	—	—	—	2,224,007	2,224,007

The following table details the economic entity’s exposure to interest rate risk as at 31 December 2003:

	FIXED INTEREST RATE MATURITY
2003	AVERAGE INTEREST RATE %	VARIABLE INTEREST RATE $’000	LESS THAN 1 YEAR $’000	1 TO 5 YEARS $’000	MORE THAN 5 YEARS $’000	NON- INTEREST BEARING $’000	TOTAL 2003 $’000
Financial Assets
Cash	4.6%	7,695,358	390,000	—	—	1,871	8,087,229

	4.6%	7,695,358	390,000	—	—	1,871	8,087,229

Financial Liabilities
Trade payables	N/A	—	—	—	—	2,560,124	2,560,124
Bank loans	5.5%	578,389	—	—	—	—	578,389
Finance lease liabilities	8.3%	—	606,315	1,546,241	—	—	2,152,556
Employee entitlements	N/A	—	—	—	—	446,422	446,422

		578,389	606,315	1,546,241	—	3,006,546	5,737,491

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

32.	FINANCIAL INSTRUMENTS CONTINUED...

(c) Credit Risk

Credit risk refers to the risk that a counter party will default on its contractual obligations resulting in financial loss to the economic entity. The economic entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the economic entity’s maximum exposure to credit risk.

(d) Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values.

	CONSOLIDATED		COMPANY
	2002 $	2003 $	2002 $	2003 $
33. EXPENDITURE COMMITMENTS
Lease expenditure commitments
(i) Operating Leases
Minimum lease payments
- not later than one year	93,426	405,286	93,426	102,340
- later than one year and not later than five years	—	3,528,753	—	2,456,160
- later than five years	—	—	—	—

Aggregate lease expenditure contracted for at reporting date	93,426	3,934,039	93,426	2,558,500

(ii) Finance leases
- not later than one year	—	763,194	—	—
- later than one year and not later than five years	—	1,428,228	—	—
- later than five years	—	353,029	—	—

Total minimum lease payments	—	2,544,451	—	—
- future finance charges	—	(391,795)	—	—

Total lease liability	—	2,152,556	—	—

- current liability	—	606,315	—	—
- non-current liability	—	1,546,341	—	—

	—	2,152,656	—	—

34.	SUBSEQUENT EVENTS

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

57	METAL STORM LIMITED ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
31 December 2003

35.	ADDITIONAL COMPANY INFORMATION

Metal Storm Limited is a listed public company, incorporated in Australia and operating in Australia and the United States of America.

Principal Registered Office

Level 34, Central Plaza One

345 Queen Street

Brisbane Qld Australia

Tel: +61 7 3221 9733

Fax: +61 7 3221 9788

Email: ms@metalstorm.com

Website: www.metalstorm.com

Principal Place of Business

Australia

Level 34, Central Plaza One

345 Queen Street

Brisbane Qld Australia

Tel: +61 7 3221 9733

Fax: +61 7 3221 9788

Email: ms@metalstorm.com

Website: www.metalstorm.com

United States of America

Suite 810

4350 N Fairfax Drive

Arlington VA USA

Tel: +1 703 248 8218

Fax: +1 703 248 8262

Email: ms@metalstorm.com

Website: www.metalstorm.com

58

ADDITIONAL STOCK EXCHANGE INFORMATION
As at 28 February 2004

NUMBER OF HOLDERS OF EQUITY SECURITIES

Ordinary Share Capital

•	460,487,959

All issued ordinary shares carry one vote per share.

Options

•	7,225,915 (Unlisted)

•	36,793,646 (Listed)

Options do not carry a right to vote.

DISTRIBUTION OF HOLDERS OF EQUITY SECURITIES

FULLY PAID ORDINARY SHARES
1 - 1,000	1,910
1,001 - 5,000	3,558
5,001 - 10,000	1,311
10,001 - 100,000	1,958
100,001 and over	131

8,868

Holdings less than a marketable parcel	—

Substantial Shareholders

	FULLY PAID
ORDINARY SHAREHOLDERS	NUMBER	PERCENTAGE
J.M. O’Dwyer	131,517,059	28.56
O’Dwyer Investments Pty Ltd	68,212,500	14.81
Global Defence Systems Pty Ltd	63,450,000	13.78

	263,179,559	57.155

59	METAL STORM LIMITED ANNUAL REPORT

ADDITIONAL STOCK EXCHANGE INFORMATION
As at 28 February 2004

TWENTY LARGEST HOLDERS OF QUOTED EQUITY SECURITIES

	FULLY PAID ORDINARY SHARES
ORDINARY SHAREHOLDERS	NUMBER	PERCENTAGE
J.M. O’Dwyer	131,517,059	28.56
O’Dwyer Investments Pty Ltd	68,212,500	14.81
Global Defence Systems Pty Ltd	63,450,000	13.78
Charter Pacific Corporation	37,903,555	8.23
ANZ Nominees Limited	15,833,621	3.44
B. Walton	7,938,500	1.72
Milaroi Pty Ltd	7,696,111	1.67
Mr Graham Budgen	6,296,886	1.37
Jezdon Pty Ltd	4,809,579	1.04
MS Investments No2 Pty Ltd	2,915,324	0.63
Mr W. McAllister & Mrs G. McAllister	2,465,249	0.54
Mr Michael John Harris	2,000,000	0.43
Charter Pacific Corporation Ltd	1,416,720	0.31
Mr James V Kimsey	1,390,154	0.30
Mr Michael John Harris	1,352,730	0.29
National Nominees Ltd	1,305,800	0.28
J. P. Morgan Nominees Australia	1,081,541	0.23
Double Knob Pty Ltd	1,015,000	0.22
OEM Nutech Pty Ltd	1,000,000	0.22
Mr Graham Bugen	930,761	0.20

	360,531,090	78.27

Company Secretary

Sylvie Moser-Savage

Principal Registered Office

Level 34, Central Plaza One

345 Queen Street

Brisbane Qld Australia

Tel: +61 7 3221 9733

Fax: +61 7 3221 9788

Email: ms@metalstorm.com

Website: www.metalstorm.com

Principal Administration Office

Level 34, Central Plaza One

345 Queen Street

Brisbane Qld Australia

Tel: +61 7 3221 9733

Fax: +61 7 3221 9788

Email: ms@metalstorm.com

Website: www.metalstorm.com

Share Registry

Computershare Investor Services Pty Ltd

Level 27, Central Plaza One

345 Queen Street

Brisbane Qld Australia

Tel:+61 7 3237 2137

Fax: +61 7 3229 9860

Website: www.computershare.com

STOCK EXCHANGE LISTINGS

Metal Storm Limited’s ordinary shares are quoted on the Australian Stock Exchange Limited (trading code: MST) and its American Depositary Receipts (ADRs) are quoted on the NASDAQ exchange in the United States of America (ticker symbol: MTSX).

60

Metal Storm Limited ABN 99 064 270 006 PROXY FORM

[shareholder name & address1] [shareholder name & address2] [shareholder name & address3] [shareholder name & address4] [shareholder name & address5] [shareholder name & address6]	Securityholder Reference Number (SRN) Holder Identification Number (HIN) [xxxxxxxxxxx] [BARCODE]

PLEASE BRING THIS FORM TO THE MEETING FOR REGISTRATION INTO THE MEETING

I/We, being a member/members of Metal Storm Limited, hereby appoint

(Print name of proxy in block letters)

or failing that person, or if no person is named, the chairman of the meeting, as my/our proxy to vote on my/our behalf at the Annual General Meeting of the Company to be held at 10.30am on Friday, 21 May 2004 at The Brisbane Convention and Exhibition Centre, Corner Merivale and Glenelg Streets, Brisbane and at any adjournment thereof.

Important: Chairman’s Voting Intention for Resolution 3 below:

☐	If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Resolution 3 below, please place a mark in this box. By marking this box, your acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the resolution and that votes casts by him, other than as proxyholder, would be disregarded, because of that interest. If you do not mark this box, the Chairman will not cast your votes on Resolution 3 and your votes will not be counted in computing the required majority if a poll is called on this resolution. The Chairman intends to vote undirected proxies in favour of Resolution 3.

I/we understand that if I/we have not directed my/our proxy how to vote, my/our proxy may vote or abstain from voting as they think fit.

(A tick or a cross should be placed in the appropriate box if the Member wishes to direct the proxy to vote on a poll.)

ORDINARY BUSINESS	FOR	AGAINST	ABSTAIN
Resolution 2. Election of Directors	☐	☐	☐

Resolution 3. Grant of Options	☐	☐	☐

Sign Here - This section must be signed for your instruction to be executed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

_______________________	____________	______________________
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Dated this            day of                    2004.

SEE REVERSE FOR SIGNING AND FURTHER INSTRUCTIONS

General Signing Instructions

In the case of joint holders each holder must sign.

Where the holder is an incorporated body it must sign in accordance with its Constitution. If this form has been signed by an Attorney and the relative Power of Attorney has not been produced to the Company, a certified copy or the original Power of Attorney must be forwarded with this form for noting.

A proxy need not be a shareholder of the Company.

A corporation may elect to appoint a representative in accordance with the Corporations Act 2001. The Company will require written proof of the representative’s appointment to be lodged with or presented to the Company before the Meeting.

If you wish to make effective appointment of a proxy, you must complete and lodge the form at either:

Metal Storm Limited	or	Metal Storm Limited
C/ - Computershare Investor Services		Level 34, Central Plaza One
Level 27, Central Plaza One		345 Queen Street
345 Queen Street		Brisbane QLD 4000
Brisbane Qld 4000

Or by facsimile to:

07 3229 9860	or	07 3221 9788

Proxies must be received by our share registrar, Computershare Investor Services Pty Limited, at least 48 hours before the time of holding the meeting.

If you would like to appoint a second proxy, an additional proxy form can be obtained by contacting Computershare on 1300 552 270

Notice of Annual General Meeting

Metal Storm Limited ABN 99 064 270 006

Notice is given that the Annual General Meeting of shareholders of Metal Storm Limited will be held in Brisbane on Friday, 21 May 2004 at 10.30am in The Brisbane Convention and Exhibition Centre, Corner Merivale and Glenelg Streets, Brisbane.

Note:

The Board has determined in accordance with the Company’s Constitution and the Corporations Act, that a shareholder’s voting entitlement at the meeting will be the entitlement of that person shown in the register of members as at 7.00pm on Wednesday, 19 May 2004.

ORDINARY BUSINESS

Resolution 1 – Financial Statements and Reports

The Corporations Act 2001 requires that the report of the Directors, the Auditor’s report and the financial report for the year ended 31 December 2003 be laid before the Annual General Meeting. In addition the Company’s Constitution provides for such reports and statements to be received and considered at the meeting. Neither the Corporations Act 2001 nor the Company’s Constitution requires a vote of shareholders at the Annual General Meeting on such reports or statements, however shareholders will be given ample opportunity to raise questions with respect to these reports and statements at the meeting.

Resolution 2 – Election of Directors

To consider and if thought fit, pass the following resolutions as ordinary resolutions:

(a)	That Mr Terence James O’Dwyer, who retires by rotation in accordance with Rule 16.1 of the Company’s Constitution, and being eligible, be elected as a director of the Company.

(b)	That Dr Daniel Alspach, who retires in accordance with Rule 13.2 of the Company’s Constitution, and being eligible, be elected as a director of the Company.

Resolution 3 – Grant of Options

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That, in accordance with ASX Listing Rule 10.11 the members approve the issue of the following options by the Company:

Name	Number	Exercise Price per option	Total Consideration
Admiral William Owens (ret)	450,000	$0.40	$45,000 - satisfaction of deferred fees for acting as a director of Metal Storm Limited.

Lt Gen Daniel William Christman (ret)	200,000	$1.15	No cash consideration – in consideration of agreeing to become a director of Metal Storm and Metal Storm, Inc.

	40,000	$1.10	No cash consideration – in consideration of agreeing to become a director of Metal Storm and Metal Storm, Inc.

	675,000	$0.40	$67,500 - satisfaction of deferred fees for acting as a director of Metal Storm Limited and Metal Storm, Inc.

Gen Wayne Allan Downing (ret)	450,000	$0.40	$45,000 - satisfaction of deferred fees for acting as a director of Metal Storm Limited.

Dr Daniel Alspach	675,000	$0.40	$67,500 - satisfaction of deferred fees for acting as a director of Metal Storm Limited and Metal Storm, Inc.

Mr James Michael O’Dwyer	450,000	$0.40	$45,000 - satisfaction of deferred fees for acting as a director of Metal Storm Limited.

Mr Charles Vehlow	225,000	$0.40	$22,500 - satisfaction of deferred fees for acting as a director of Metal Storm, Inc.

Mr Kevin John Dart	225,000	$0.40	$22,500 - satisfaction of deferred fees for acting as a director of Metal Storm, Limited for the period 1 January 2003 until 3 October 2003.

Mr James Brett Lochran Heading	37,500	$0.40	$3,750 - satisfaction of deferred fees for acting as a director of Metal Storm, Limited for the period 1 January 2003 until 26 March 2003.

Mr Peter Louis George Pursey	37,500	$0.40	$3,750 - satisfaction of deferred fees for acting as a director of Metal Storm, Limited for the period 1 January 2003 until 26 March 2003.

Voting Exclusion Statement

The Company will disregard any votes cast on this resolution 3 by any person named above and an associate of those persons. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Explanatory Memorandum

Resolution 3

The Company intends to issue options to the persons listed in the table in resolution 3. If the resolution is approved, the options will be issued on or before 21 June 2004.

Why is shareholder approval required?

Under the Rule 10.11 of the Australian Stock Exchange Limited (“ASX”) Listing Rules, the Company must not issue options to the following persons without the approval of ordinary shareholders:

(a)	a related party of the Company; or

(b)	a person whose relationship with the Company or a related party of the Company is, in ASX’s opinion, such that approval should be obtained.

Admiral Owens (ret), Lt Gen. Christman (ret), Gen. Downing (ret), Dr Alspach and Mr Mike O’Dwyer are directors of the Company, and are therefore related parties.

[Mr Vehlow is the Chief Executive Officer of the Company. He is also a director of the Company’s wholly owned subsidiary, Metal Storm, Inc. He is not a related party of the Company.

However, as the Company has agreed to issue options to Mr Vehlow in satisfaction of Metal Storm, Inc’s obligation to pay him directors’ fees, ASX has formed the view that shareholder approval should be obtained for the issue of those options.]

[Messrs Dart, Heading and Pursey are former directors of the Company. Because they ceased to be directors more than six months ago, they are not related parties of the Company. However, as the Company has agreed to issue options to them in satisfaction of its obligation to pay them directors’ fees, ASX has formed the view that shareholder approval should be obtained for the issue of those options.]

Terms of the Options and Consideration for their Issue

The table in resolution 3 also sets out the number of options to be issued to each person, the exercise price for the options and a brief statement of the consideration given by the person for the issue of the options.

Each option may be exercised at any time from the date of allotment of the option until 5pm (Brisbane time) on the date which is five (5) years after the date of allotment. The option will be exercisable by the option holder giving notice of the exercise and paying the exercise price.

The options will not be quoted on ASX and will not be transferable. [The option holder must not sell, or offer for sale, the shares issued upon exercise of the options within 12 months after the issue of those shares.]

The option holder cannot participate in new issues of securities by the Company without exercising the options. In the event of a reorganisation of the capital of the Company, the rights of the option holder will be changed to the extent necessary to comply with the Listing Rules of ASX applying to a reorganisation of capital at the time of the reorganisation. The number of options and or the exercise price of the options will be reconstructed in a manner which will not confer any additional benefits on option holders which are not conferred on shareholders.

Use of Funds Raised

There is no cash consideration being given by the persons to whom the options will be issued, so there will not be any funds raised from the issue. Upon exercise of the options, the company will receive the exercise price applicable to each option. The Company will use any such proceeds as general working capital.

Dated this 15 day of April 2004

By order of the Board

/s/ Sylvie Moser-Savage

Sylvie Moser-Savage Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED (Registrant)

Date May 11, 2004	By	/S/ SYLVIE MOSER-SAVAGE

(Signature)
	Name	Sylvie Moser-Savage
	Title	Company Secretary